Execution Version

MEMBERSHIP INTEREST AND STOCK PURCHASE AGREEMENT

BY AND AMONG
CENSTAR ENERGY CORP., AS BUYER,
SPARK ENERGY, INC., AS GUARANTOR
AND
VERDE ENERGY USA HOLDINGS, LLC, AS SELLER OF ALL INTERESTS IN:
VERDE ENERGY USA, INC.;
VERDE ENERGY USA COMMODITIES, LLC;
VERDE ENERGY USA CONNECTICUT, LLC;
VERDE ENERGY USA DC, LLC;
VERDE ENERGY USA ILLINOIS, LLC;
VERDE ENERGY USA MARYLAND, LLC;
VERDE ENERGY USA MASSACHUSETTS, LLC;
VERDE ENERGY USA NEW JERSEY, LLC;
VERDE ENERGY USA NEW YORK, LLC;
VERDE ENERGY USA OHIO, LLC;
VERDE ENERGY USA PENNSYLVANIA, LLC;
VERDE ENERGY USA TEXAS HOLDINGS, LLC;
VERDE ENERGY USA TRADING, LLC; AND
VERDE ENERGY SOLUTIONS, LLC.

May 5, 2017

TABLE OF CONTENTS
Page
ARTICLE I
DEFINITIONS AND INTERPRETATIONS    1

1.1	Definitions 1

1.2	Interpretations 1
ARTICLE II
TRANSFER OF COMPANIES    2

2.1	Transfer of Membership Interest and Common Stock in Direct Subsidiaries 2

2.2	Consideration for the Company Interests Transfer 2

2.3	Consideration to be Delivered at Closing 2

2.4	Working Capital Adjustment 2

2.5	Post-Closing Adjustment 2

2.6	Earnout 4

2.7	Escrow. 6

2.8	Payoff of Indebtedness at Closing 7
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER    7

3.1	Organization; Qualification 7

3.2	Authority; Enforceability 7

3.3	Non-Contravention 8

3.4	Governmental Approvals 8

3.5	Capitalization 8

3.6	Legal Proceedings 9

3.7	Brokers’ Fee 9

3.8	Bankruptcy 9
ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES    9

4.1	Organization; Qualification 9

i

4.2	Capitalization 9

4.3	Financial Statements 10

4.4	Absence of Certain Changes 10

4.5	Compliance with Law 11

4.6	Legal Proceedings 11

4.7	Assets 11

4.8	Leases 11

4.9	Material Contracts 11

4.10	Energy Supply Agreements 13

4.11	Permits 13

4.12	Intellectual Property 13

4.13	Taxes 13

4.14	Employee Benefits; Employment and Labor Matters 14

4.15	Regulatory Status 16

4.16	Bankruptcy 16

4.17	Books and Records 16

4.18	Change of Control Payments 16

4.19	Transactions with Affiliates 16

4.20	Insurance 16
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER    17

5.1	Organization; Qualification 17

5.2	Authority; Enforceability 17

5.3	Non-Contravention 17

5.4	Governmental Approvals 18

5.5	Legal Proceedings 18

5.6	Brokers’ Fee 18

5.7	Bankruptcy 18

5.8	Investment Purpose 18

5.9	Sufficiency of Funds 18

5.10	Energy Supply Arrangements 18

5.11	Independent Investigation; Disclaimer Regarding Projections 18
ARTICLE VI
COVENANTS OF THE PARTIES    19

6.1	Conduct of Verde Business 19

6.2	Notice to Federal Energy Regulatory Commission 20

6.3	Governmental Approvals and Consents 21

6.4	Notice of Certain Events 21

6.5	Access to Information; Confidentiality 22

6.6	Expenses 22

6.7	All Reasonable Efforts 22

6.8	Public Statements 23

6.9	No Solicitation 23

6.10	Tax Matters 23

6.11	Termination of Related Party Transactions 26

6.12	Resignations 26

6.13	Release of Liens 26

6.14	Financial Statements 26

6.15	Employee Benefits; Employment Agreements 27

6.16	Confidentiality 28

6.17	Books and Records 28

6.18	Replacement Energy Supply; Release of Guarantees and Credit Support Arrangements. 28

6.19	Non-Parties 28

6.20	Plant Closings and Mass Layoffs 29

6.21	Director and Officer Indemnification and Insurance 29

6.22	Name Change. 29
ARTICLE VII
CONDITIONS TO CLOSING    29

7.1	Conditions to Obligations of all Parties 29

7.2	Conditions to Obligations of Buyer 30

7.3	Conditions to Obligations of Seller 30
ARTICLE VIII
CLOSING    31

8.1	Closing 31

8.2	Deliveries by Seller 31

8.3	Deliveries by Buyer 32
ARTICLE IX
TERMINATION RIGHTS    33

9.1	Termination Rights 33

9.2	Effect of Termination 34

9.3	Remedies for Certain Actions. 34
ARTICLE X
INDEMNIFICATION    35

10.1	Indemnification by Seller 35

10.2	Indemnification by Buyer 35

10.3	Limitations and Other Indemnity Claim Matters 35

10.4	Indemnification Procedures 37

10.5	Tax Treatment 38

10.6	Sole and Exclusive Remedies 38

10.7	No Special Losses 38

10.8	No Reliance 38

10.9	Set-Off; No Double Counting 38
ARTICLE XI
GOVERNING LAW, CONSENT TO JURISDICTION AND JURY TRIAL WAIVER    39

11.1	Governing Law 39

11.2	Consent to Jurisdiction 39

11.3	JURY TRIAL WAIVER 39
ARTICLE XII
GENERAL PROVISIONS    39

12.1	Amendment and Modification 39

12.2	Waiver of Compliance; Consents 39

12.3	Notices 40

12.4	Assignment 40

12.5	Third Party Beneficiaries 41

12.6	Entire Agreement 41

12.7	Severability 41

12.8	Representation by Counsel 41

12.9	Disclosure Schedules 41

12.10	Electronic Signatures; Counterparts 41

12.11	Guaranty of Buyer’s Obligations 41

Exhibits

v

Exhibit A	—	Definitions
Exhibit B	—	Form of Buyer Note
Exhibit C	—	Form of Escrow Agreement
Exhibit D	—	Form of Verde Interests and Trademark Assignment
Exhibit E	—	Form of Non-Competition and Non-Solicitation Agreement of Seller and each of Lance Lundberg, Thomas FitzGerald and Tony Menchaca
Exhibit F	—	Form of Employment Agreement

Schedules

Schedule 2.4(a)	—	Example Calculation of Working Capital
Schedule 2.6(a)	—	Example Calculation of the Earnout Payment
Schedule 2.6(g)	—	Integration Framework
Schedule 2.6(h)	—	Lead Generation Opportunities
Schedule 2.7	—	Escrow Allocation and Releases
Schedule 3.1	—	Organization; Qualification
Schedule 3.2	—	Authority; Enforceability
Schedule 3.3	—	Non-Contravention
Schedule 3.4	—	Governmental Approvals
Schedule 3.5	—	Capitalization
Schedule 3.6	—	Legal Proceedings
Schedule 3.7	—	Broker’s Fee
Schedule 3.8	—	Bankruptcy
Schedule 4.1	—	Organization; Qualification
Schedule 4.2	—	Capitalization
Schedule 4.3	—	Financial Statements
Schedule 4.4	—	Absence of Certain Changes
Schedule 4.5	—	Compliance with Law
Schedule 4.6	—	Legal Proceedings
Schedule 4.7	—	Assets
Schedule 4.8	—	Leases
Schedule 4.9	—	Material Contracts
Schedule 4.10	—	Energy Supply Agreements
Schedule 4.11	—	Permits
Schedule 4.12	—	Intellectual Property
Schedule 4.13	—	Taxes
Schedule 4.14	—	Employee Benefits
Schedule 4.15	—	Regulatory Status
Schedule 4.16	—	Bankruptcy
Schedule 4.17	—	Books and Records
Schedule 4.18	—	Change of Control Payments
Schedule 4.19	—	Transactions with Affiliates
Schedule 4.20	—	Insurance
Schedule 5.3	—	Non-Contravention
Schedule 5.4	—	Governmental Approvals
Schedule 5.5	—	Legal Proceedings
Schedule 5.6	—	Broker’s Fee
Schedule 6.1	—	Conduct of Verde Business
Schedule 6.11	—	Related Party Transactions
Schedule 6.12	—	Resignations
Schedule 6.18(b)	—	Replaced Credit Support
Schedule 6.21(a)	—	Director and Officer Indemnification

MEMBERSHIP INTEREST AND STOCK PURCHASE AGREEMENT
This MEMBERSHIP INTEREST AND STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of May 5, 2017 (the “Execution Date”), is entered into by and among CenStar Energy Corp., a New York corporation (“Buyer”), Spark Energy, Inc., a Delaware corporation, as Guarantor (“Guarantor”) and Verde Energy USA Holdings, LLC, a Delaware limited liability company (“Seller”), as the direct owner of all Interests in and to: Verde Energy USA, Inc., a Delaware corporation (“Verde Inc.”); Verde Energy USA Commodities, LLC (“Verde Commodities”); Verde Energy USA Connecticut, LLC (“Verde Connecticut”); Verde Energy USA DC, LLC (“Verde DC”); Verde Energy USA Illinois, LLC (“Verde Illinois”); Verde Energy USA Maryland, LLC (“Verde Maryland”); Verde Energy USA Massachusetts, LLC (“Verde Massachusetts”); Verde Energy USA New Jersey, LLC (“Verde New Jersey”); Verde Energy USA New York, LLC (“Verde New York”); Verde Energy USA Ohio, LLC (“Verde Ohio”); Verde Energy USA Pennsylvania, LLC (“Verde Pennsylvania”); Verde Energy USA Texas Holdings, LLC (“Verde Texas Holdings”); Verde Energy USA Trading, LLC (“Verde Trading”); and Verde Energy Solutions, LLC (“Energy Solutions” and, together with Verde Inc., Verde Commodities, Verde Connecticut, Verde DC, Verde Illinois, Verde Maryland, Verde Massachusetts, Verde New Jersey, Verde New York, Verde Pennsylvania, Verde Texas Holdings and Verde Trading, the “Direct Subsidiaries” and each a “Direct Subsidiary”). Seller is also the indirect owner of all Interests in and to Verde Energy USA Texas, LLC (fka Potentia Energy, LLC) (“Verde Texas”), a Subsidiary of Verde Texas Holdings. Verde Texas and the Direct Subsidiaries are referred to individually as a “Company” and, collectively, the “Companies,” and each of Seller and Buyer are referred to as a “Party” and, together, the “Parties”).
R E C I T A L S
WHEREAS, Seller directly or indirectly owns all of the issued and outstanding Interests of the Companies, which constitute all of the issued and outstanding Interests of each of the Companies; and
WHEREAS, upon the Closing, Seller will sell, transfer, assign and convey to Buyer all of the outstanding Interests in the Direct Subsidiaries, and through such transaction, all of its Interests in the Companies (the “Company Interests”), in exchange for the consideration and on the terms and conditions set forth in this Agreement.
A G R E E M E N T S
NOW, THEREFORE, in consideration of the representations, warranties, agreements and covenants contained in this Agreement, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the Parties undertake and agree as follows:
Article I
DEFINITIONS AND INTERPRETATIONS
1.1    Definitions. Capitalized terms used in this Agreement but not defined in the body of this Agreement shall have the meanings ascribed to them in Exhibit A.

1.2    Interpretations. In this Agreement, unless a clear contrary intention appears: (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes each other gender; (d) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement unless expressly provided otherwise; (e) references in any Section or Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”; (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (i) references to “days” are to calendar days, and when calculating the period of time before which, within which or following which any act is to be done or any step is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day; and (j) all references to money refer to the lawful currency of the United States. The Table of Contents and the Article and Section titles (and the titles of other subdivisions of this Agreement) and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of this Agreement.
ARTICLE II
TRANSFER OF COMPANIES
2.1    Transfer of Membership Interest and Common Stock in Direct Subsidiaries. At the Closing, on the terms and subject to the conditions of this Agreement, (a) Seller shall transfer, convey, assign and deliver to Buyer all of its right, title and interest in and to the Direct Subsidiaries, constituting all outstanding Interests in the Direct Subsidiaries, free and clear of all Liens (other than Permitted Liens), in exchange for the consideration set forth in Section 2.2, as adjusted in accordance with this Agreement, and (b) Buyer shall purchase all outstanding Interests in the Direct Subsidiaries from Seller. As of the Closing Date, the Company Interests shall be free and clear of all Liens (other than Permitted Liens) or other Indebtedness, other than trade payables incurred in the ordinary course of business that are not past due for more than thirty (30) days, which trade payables will be included in determining the Estimated Working Capital and the Closing Date Working Capital.
2.2    Consideration for the Company Interests Transfer. In consideration for the transfer of all outstanding Company Interests as provided in Section 2.1, Buyer shall pay to Seller total aggregate consideration of: (1) Forty-Five Million and No/100s Dollars ($45,000,000.00) (such amount, the “Cash Consideration”) plus (2) Closing Date Working Capital (as defined below), (3) plus a promissory note in the principal amount of Twenty Million and No/100s Dollars ($20,000,000.00) in the form attached hereto as Exhibit B (the “Buyer Note”), plus (4) the Earnout Payments, if any, as provided in Section 2.6.
2.3    Consideration to be Delivered at Closing. Buyer shall deliver the following consideration at Closing:
(a)    an amount equal to the Cash Consideration plus positive Estimated Working Capital or less negative Estimated Working Capital (each as calculated in accordance with this Agreement), by wire transfer to an account designated by Seller in writing prior to the Closing; and
(b)    the Buyer Note.
2.4    Working Capital Adjustment.
(a)    At least five (5) Business Days prior to Closing, Seller shall deliver to Buyer the Estimated Closing Statement setting forth Seller’s good faith estimate of the Working Capital of the Companies that will exist as of the Closing Date (the “Estimated Working Capital”), which Estimated Working Capital will be calculated in accordance with this Agreement and with GAAP and in the same manner as the Example Calculation of Working Capital in Schedule 2.4(a). Seller shall make available to Buyer and its Representatives, as reasonably requested by Buyer, all Records and other documents used by Seller in preparing the Estimated Closing Statement and personnel of Seller and/or the Companies responsible for preparing or maintaining such Records and documents. Seller and Buyer shall meet prior to Closing to resolve any differences concerning the Estimated Working Capital.
(b)    The Estimated Working Capital, if positive, shall be added to the Cash Consideration and paid at Closing in accordance with Section 2.3(a). If the final Estimated Working Capital is negative, such amount will be deducted from the Cash Consideration as set forth in Section 2.3(a).
2.5    Post-Closing Adjustment.
(a)    As soon as reasonably practicable, but in no event later then one hundred and twenty (120) days after the Closing Date, Buyer will deliver to Seller a preliminary closing statement (the “Preliminary Closing Statement”) setting forth Buyer’s good faith estimate of the Working Capital of the Companies, together with supporting records as of the Closing Date (the “Closing Date Working Capital”). This calculation shall be prepared in accordance with GAAP and in the same manner as the statement of Estimated Working Capital that was used for purposes of the Closing pursuant to Section 2.4 and the Example Calculation of Working Capital set forth on in Schedule 2.4(a) and shall be updated to reflect receipts, disbursements and other activity based on the Records, data and information received subsequent to the Closing Date covering the period prior to the Closing Date. Buyer will make available to the Seller and its Representatives, as reasonably requested by Seller, all Records and other documents used by Buyer in preparing the Preliminary Closing Statement and personnel of Buyer responsible for preparing or maintaining such Records and documents.
(b)    As soon as reasonably practicable, but in no event later than thirty (30) days after the Seller receives the Preliminary Closing Statement (the “Objection Period”), the Seller shall deliver to Buyer a written report containing all changes (if any) that the Seller proposes to be made to such Preliminary Closing Statement (the “Objection Notice”). Such changes shall be specified in reasonable detail with reasonable supporting documentation, if applicable, and include Seller’s calculation of the Closing Date Working Capital. All items on the Preliminary Closing Statement for which Seller does not propose changes in the Objection Notice shall be deemed to be final and binding on the Parties. If the Seller fails to deliver to Buyer the Objection Notice within the Objection Period, the Preliminary Closing Statement as delivered by Buyer will be deemed to be final and binding on the Parties.
(c)    As soon as reasonably practicable, but in no event later than fifteen (15) days after Buyer receives the Objection Notice, the senior management of Buyer and Seller shall meet and undertake to agree on the final adjustments to the Preliminary Closing Statement and, specifically, the Closing Date Working Capital. If the Buyer and Seller fail to agree on the final adjustments within fifteen (15) days after Buyer’s receipt of the Objection Notice, the Buyer or the Seller may submit the disputed items to the Independent Accountant for resolution. The Buyer and Seller shall direct the Independent Accountant to resolve the disputes within thirty (30) days after the relevant materials are submitted for review. Buyer and Seller shall each be entitled to submit supporting arguments and work papers to the Independent Accountant in support of their respective positions. The Independent Accountant shall consider only those items or amounts in the Preliminary Closing Statement as to which Seller proposed changes in the Objection Notice and that remain in dispute between the Buyer and Seller, shall render its decision based solely on written materials submitted by the Buyer and Seller and the terms of this Agreement, and shall not assign a value to any item greater than the greatest value for such item claimed by the Buyer or Seller or less than the smallest value for such item claimed by the Buyer or Seller. The Independent Accountant shall have exclusive jurisdiction over, and resort to the Independent Accountant as provided in this Section 2.5(c) shall be the sole recourse and remedy of the Parties against one another or any other Person with respect to, any disputes arising out of or relating to the Preliminary Closing Statement. The decisions of the Independent Accountant regarding the Preliminary Closing Statement and the Closing Date Working Capital will be binding on and non-appealable by the Parties, absent manifest error, and shall be enforceable in a court of law. The fees and disbursements of the Independent Accountant shall be allocated between Buyer and Seller in the same proportion that the aggregate amount of unsuccessfully disputed items submitted by each such Party (as finally determined by the Independent Accountant) bears to the total amount of disputed items so submitted.
(d)    The Preliminary Closing Statement shall become final and binding on the Buyer and Seller with respect to the determination of the Closing Date Working Capital upon the earliest of (i) written acceptance by Seller of Buyer’s Preliminary Closing Statement, (ii) if no Objection Notice has been given within the Objection Period and Seller has not provided written notice of acceptance, the expiration of the Objection Period, (iii) if an Objection Notice has been given during the Objection Period, upon the agreement by the Buyer and Seller that such Preliminary Closing Statement, together with any modifications thereto agreed to in writing by the Buyer and Seller, is final and binding and (iv) if an Objection Notice has been given but there is no agreement between the Buyer and Seller regarding Seller’s proposed changes, the date on which the Independent Accountant issues a valid decision with respect to any dispute referred to the Independent Accountant in accordance with Section 2.5(c), giving effect to any items reflected in the Objection Notice as to which the Buyer and Seller were able to reach agreement prior to such referral. The Preliminary Closing Statement, as adjusted, if applicable, pursuant to any agreement between the Buyer and Seller or pursuant to the decision of the Independent Accountant, when final and binding with respect to the determination of the Closing Date Working Capital, is herein referred to as the “Final Closing Statement.”
(e)    If the Final Closing Statement indicates that the Closing Date Working Capital is less than the Estimated Working Capital (such amount, a “Final Deficiency”), Seller shall pay the amount of the Final Deficiency to Buyer within five (5) Business Days after the determination of the Final Closing Statement by wire transfer of immediately available funds to a bank account designated in writing by Buyer; provided, that: (i) Seller, in its sole discretion, may satisfy its obligation under this Section 2.5(e) to pay the Final Deficiency, or any portion thereof, by directing Buyer in writing to reduce the principal and interest amount of the Buyer Note by such amount, and (ii) to the extent Seller fails to either pay the Final Deficiency or direct Buyer in writing to reduce the principal and interest amount of the Buyer Note by such amount, Buyer, in its sole discretion, may elect to reduce the principal and interest amount of the Buyer Note by such amount in satisfaction of Seller’s obligation to pay the Final Deficiency, or any portion thereof, under this Section 2.5(e), or withhold and offset the Final Deficiency from any Earnout Payment as provided in Section 2.6(i). Any reduction of principal or interest of the Buyer Note pursuant to this Section 2.5(e) shall be made first to accrued and unpaid interest and then to principal of the Buyer Note.
(f)    If the Final Closing Statement indicates that the Closing Date Working Capital is greater than the Estimated Working Capital (such amount, a “Final Surplus”), Buyer shall pay the Final Surplus to the Seller within five (5) Business Days after the determination of the Final Closing Statement by wire transfer of immediately available funds to a bank account designated in writing by Seller.
2.6    Earnout.
(a)    As additional consideration for the Companies, and at such times as provided in Section 2.6(f), Buyer shall pay to Seller the following amounts, if any (the “Earnout Payments”): (i) an amount equal to one hundred percent (100%) of Adjusted EBITDA in excess of Fourteen Million and No/100s Dollars ($14,000,000.00) of the Companies for the twelve full calendar months following Closing (the “First Earnout Period”), and (ii) an amount equal to one hundred percent (100%) of Adjusted EBITDA in excess of Six Million and No/100s Dollars ($6,000,000.00) of the Companies for the six full calendar months following the First Earnout Period (the “Second Earnout Period” and, together with the First Earnout Period, the “Earnout Periods” and each, an “Earnout Period”). Each of the Earnout Payments will be calculated in accordance with this Agreement and in the same manner as the Example Calculation of the Earnout Payment in Schedule 2.6(a). To the extent that the Companies’ actual RCE count falls below 160,000 RCEs as of the last day of the First Earnout Period, the amount of the Earnout Payment for the First Earnout Period shall be reduced by the product of: (i) $110, and (ii) the difference between (a) 160,000 and (b) the actual RCE count as of the last day of the First Earnout Period. To the extent that the Companies’ actual RCE count as of the last day of the Second Earnout Period falls below the lesser of (x) the number equal to the actual RCE count as of the last day of the First Earnout Period, plus 10,000 and (y) 170,000 (the “Second Earnout Period Target”), the amount of the Earnout Payment for the Second Earnout Period shall be reduced by the product of: (i) $110, and (ii) the difference between (a) the Second Earnout Period Target and (b) the actual RCE count as of the last day of the Second Earnout Period.
(b)    Within ninety (90) days after the end of each Earnout Period, Buyer will deliver to the Seller a preliminary calculation statement (the “Earnout Calculation Statement”) setting forth Buyer’s good faith estimate of the Earnout Payment, together with supporting records. Buyer will make available to the Seller and its Representatives, as reasonably requested by Seller, all Records and other documents used by Buyer in preparing the Earnout Calculation Statement as well as the personnel that prepared the statement. Buyer will prepare and provide to Seller within sixty

(60) days after (i) the end of each of the three (3) three-month periods after the Closing, and (ii) the first three-month period during the Second Earnout Period, a quarterly earnout calculation statement (a “Quarterly Earnout Calculation Statement”) showing the calculation of Adjusted EBITDA for that three-month period using the same methodology as would be used to calculate the Earnout Calculation Statement pursuant to this Section 2.6(b). Buyer shall make available to Seller and its Representatives all Records and other documents used by Buyer in preparing each Quarterly Earnout Calculation Statement as well as the personnel that prepared the statement.
(c)    Within forty-five (45) days after Seller receives an Earnout Calculation Statement (the “Earnout Objection Period”), Seller shall deliver to Buyer a written report containing all changes (if any) that Seller proposes to be made to such Earnout Calculation Statement (an “Earnout Objection Notice”). Such changes shall be specified in reasonable detail with reasonable supporting documentation, if applicable, and include Seller’s calculation of the Earnout Payment. All items on the Earnout Calculation Statement for which Seller does not propose changes in the Earnout Objection Notice shall be deemed to be final and binding on the Parties. If Seller fails to deliver to Buyer the Earnout Objection Notice within the Earnout Objection Period, the Earnout Calculation Statement as delivered by Buyer will be deemed to be final and binding on the Parties.
(d)    Within fifteen (15) days after Buyer receives an Earnout Objection Notice, the senior management of Buyer and Seller shall meet and undertake to agree on the final Earnout Payment. If the Buyer and Seller fail to agree on the final Earnout Payment to which the Earnout Objection Notice relates within the fifteen (15) day period after Buyer’s receipt of such Earnout Objection Notice, the Buyer or Seller may submit the disputed items to the Independent Accountant for resolution. The Buyer and Seller shall direct the Independent Accountant to resolve the disputes within thirty (30) days after the relevant materials are submitted for review. Buyer and Seller shall each be entitled to submit supporting arguments and work papers to the Independent Accountant in support of their respective positions. The Independent Accountant shall consider only those items or amounts in the Earnout Calculation Statement as to which Seller proposed changes in the Earnout Objection Notice and that remain in dispute between the Buyer and Seller, shall render its decision based solely on written materials submitted by the Buyer and Seller and the terms of this Agreement and shall not assign a value to any item greater than the greatest value for such item claimed by the Buyer and Seller or less than the smallest value for such item claimed by the Buyer and Seller. The Independent Accountant shall have exclusive jurisdiction over, and resort to the Independent Accountant as provided in this Section 2.6(d) shall be the sole recourse and remedy of the Parties against one another or any other Person with respect to, any disputes arising out of or relating to the Earnout Calculation Statement. Absent manifest error, the decisions of the Independent Accountant regarding the Earnout Calculation Statement and the Earnout Payment will be binding on and non-appealable by the Parties, and shall be enforceable in a court of law. The fees and disbursements of the Independent Accountant shall be allocated between Buyer and Seller in the same proportion that the aggregate amount of unsuccessfully disputed items submitted by each such Party (as finally determined by the Independent Accountant) bears to the total amount of disputed items so submitted.
(e)    Each Earnout Calculation Statement shall become final and binding on the Buyer and Seller with respect to the determination of the Earnout Payment upon the earliest of (i) written acceptance by Seller, (ii) if no Earnout Objection Notice has been given within the Earnout Objection Period and Seller has not provide written acceptance, the expiration of the Earnout Objection Period, (iii) if an Earnout Objection Notice has been given during the Earnout Objection Period, upon the agreement by the Buyer and Seller that such Earnout Calculation Statement, together with any modifications thereto agreed to in writing by the Buyer and Seller, is final and binding and (iv) if an Earnout Objection Notice has been given but there is no agreement between the Buyer and Seller regarding Seller’s proposed changes, the date on which the Independent Accountant issues its decision with respect to any dispute referred to the Independent Accountant pursuant to Section 2.6(d), giving effect to any items reflected in the Earnout Objection Notice as to which the Buyer and Seller were able to reach agreement prior to such referral.
(f)    Subject to Section 2.6(i), any Earnout Payment that Buyer is required to pay shall be paid in full no later than five (5) days following (i) with respect to any portion of the Earnout Payment that is not disputed, the expiration of the Earnout Objection Period, and (ii) with respect to any portion of the Earnout Payment that is disputed, the date upon which the Earnout Calculation Statement becomes final and binding upon the Buyer and Seller as provided in Section 2.6(e), and Buyer shall make all payments with respect to the Earnout Payment to Seller in cash by wire transfer of immediately available funds to the bank account designated by Seller. Subject to Section 2.6(i), if the Earnout

Payment is not paid in full within three (3) Business Days after the date when it is due and payable hereunder, the full amount of the Earnout Payment shall bear interest at the Default Rate from such due date until the payment in full of the Earnout Payment and all accrued interest.
(g)    Except with respect to energy supply and certain finance and treasury functions which shall be provided by Buyer, following Closing Buyer shall (i) operate the Verde Business as a separate, standalone entity, in the ordinary course and in such manner as to not commingle any other business, operations or liabilities, except as may be approved in advance by Seller in writing; (ii) provide prompt access to capital reasonably necessary for Buyer’s operation of the Verde Business as had been required in the ordinary course of business prior to the Closing; (iii) use Reasonable Efforts to maintain true, complete, accurate and separate accounting records (from the Buyer and its other Affiliates) in order to accurately calculate Adjusted EBITDA for purposes of this Section 2.6; (iv) provide the current members of the senior management of the Verde Parties (the “Verde Parties’ Senior Management”) with the authority to manage the ordinary course business and affairs of the Companies, including the general authority to make all material decisions pertaining to the ordinary course of the operation of the Companies (which ordinary course operation shall not include, among other actions, (x) material changes in the strategic direction of the Companies, including entry into new markets or sales channels or decisions that would reasonably be expected to materially and negatively impact, or materially and negatively impact the perception of, the renewable, sustainable or “green” nature of the Companies’ products, (y) acquisitions or dispositions of material assets outside the ordinary course of business; or (z) launch door-to-door or telemarketing campaigns with new vendors); (v) consult with Seller prior to taking any material action over which the Verde Parties’ Senior Management would not have authority pursuant to clause (iv); (vi) maintain in place, and operate the Companies in accordance with, the risk policies currently in effect for the Companies as specified in the Risk Policy and Risk Process & Procedure Guidelines pursuant to which the Companies operate under the Energy Supply Agreements as such policy and guidelines are in effect as of the date of this Agreement (the “Seller Risk Policies”); (vii) refrain from taking actions, the primary purpose of which is to, or are intended to, diminish the amount of the Earnout Payment, including postponing to any periods following the Earnout Period any revenues that would otherwise be expected to occur during the Earnout Period or accelerating to any periods prior to the expiration of the Earnout Period any costs or expenses that would otherwise be expected to occur, or that otherwise relate to the period, after the expiration of the Earnout Period; and (viii) consult with Seller prior to taking any action that would reasonably be expected to materially diminish the amount of the Earnout Payment. The Parties will use good faith efforts to agree on the treatment of non-ordinary course acquisitions of new business into the Verde Business during the Earnout Periods. Buyer will operate the Companies consistent with the Integration Framework set forth in Schedule 2.6(g) of the Company Disclosure Schedules, as such framework may be modified by additional discussions between the Parties from the date of this Agreement to the Closing. For the avoidance of doubt, the Buyer’s accounting system will become the system of record for financial and internal reporting, accounts payable and treasury and invoice approval and payment; and Buyer shall control all bank accounts and payments. In all other respects, Buyer shall have sole discretion with regard to all matters relating to the operation of the Companies, and other than as provided above, Buyer has no obligation to operate the Companies in order to achieve or maximize any Earnout Payment.
(h)    At Buyer’s request and subject to termination at Buyer’s sole discretion, and for the period following the Closing until the end of the Earnout Periods, the Companies shall implement and manage on behalf of Buyer the lead generation opportunities described on Schedule 2.6(h) of the Company Disclosure Schedules and any other lead generation opportunities upon which Buyer and Seller shall mutually agree (“Lead Generation Opportunities”). Buyer shall credit the Companies Ten and No/100s Dollars ($10.00) for each new customer acquired by Buyer or its Affiliates who remains on flow for sixty (60) days through the Lead Generation Opportunities from the Closing until the end of the Earnout Periods for purposes of calculating Adjusted EBITDA for the Earnout Periods. During the Earnout Period, Buyer shall not pursue any of the Lead Generation Opportunities, or other lead generation vendors used by the Companies as of the date of this Agreement, through any of its Affiliates (other than the Companies) without the prior consent of the Seller, which consent will not be unreasonably withheld.
(i)    Buyer shall have the right to withhold and set off against any amount otherwise due to be paid pursuant to this Section 2.6 the amount of (i) any Final Deficiency owed to it pursuant to Section 2.5(e), (ii) any Losses for which Buyer is entitled to indemnity under Article X or Section 6.10 of this Agreement or any other Transaction Document and Indemnified Litigation Claims and Tax Claims, and (iii) Indeterminate Loss Amounts. Seller shall have the right to name a replacement for any member of the Verde Parties’ Senior Management whose position is vacated prior to the end of the Earnout period, subject to the consent of Buyer, which consent may not be unreasonably withheld, conditioned or delayed.
2.7    Escrow.
(a)    As provided in the Buyer Note, Buyer shall deposit the Escrow Amount to be held in an escrow account (the “Escrow Account”) held by Compass Bank (BBVA) N.A., as escrow agent (the “Escrow Agent”) on behalf of Buyer and Seller in accordance with the escrow agreement attached hereto as Exhibit C (the “Escrow Agreement”). The Escrow Amount shall serve as security for the Seller’s payment of any claims for indemnification under Section 6.10 (the “Tax Claims”) and any Indemnified Litigation Claims under Section 10.1(d).
(b)    Subject to the terms and conditions of the Escrow Agreement, the Escrow Agent shall release the Escrow Amount as specified on Schedule 2.7.
(c)    Buyer shall have the option, in its sole discretion, upon notice to Seller, to offset any or all of its Losses for Indemnified Litigation Claims and Tax Claims, and Indeterminate Loss Amounts, against the unpaid principal of, and all accrued and unpaid interest under, the Buyer Note and/or any Earnout Payment on a dollar for dollar basis, provided that any such setoff under the Buyer Note shall be made first against accrued and unpaid interest and then against principal.
(d)    If any Indemnified Litigation Claim or the Tax Claims are resolved or settled prior to the eighteen month anniversary of the Closing Date and the Buyer has been indemnified for all such Losses related to the resolved or settled matter or claim, or has offset the Buyer Note for all such Losses, Buyer shall not fund any additional payments under the Buyer Note into the Escrow Account related to such resolved or settled claim (as determined by reference to the portion of each payment into the Escrow Account for such settled claim or matter bears to the total payments into the Escrow Account), but only to the extent the balance in the Escrow Account would exceed the amount necessary for a full funding of the remaining matters and claims that have not been resolved and settled, and shall instead make that payment directly to the Seller pursuant to the terms of the Buyer Note.
2.8    Payoff of Indebtedness at Closing. Seller shall payoff all Indebtedness of the Companies outstanding at Closing (excluding indebtedness for current trade payables properly included in Estimated Working Capital). All outstanding Liens (excluding Permitted Liens) on the Companies or to which the Verde Assets and Company Interests are subject shall be released.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Seller Disclosure Schedules attached hereto, Seller hereby represents and warrants to Buyer as of the Execution Date and the Closing Date as follows:
3.1    Organization; Qualification. Seller is duly formed, validly existing and in good standing under the laws of its state of organization and has all necessary limited liability company power and authority to own and hold the properties and assets it now owns and holds and to carry on its business as and where such properties are now owned or held and such business is now conducted. Seller is duly licensed or qualified to do business as a limited liability company (either foreign or domestic) and is in good standing in the states in which the character of the properties and assets now owned or held by it or the nature of its business now conducted by it requires it to be so licensed or qualified, except where the failure to be so qualified or in good standing would not have a Seller Material Adverse Effect. Seller has made available to Buyer true and complete copies of its Organizational Documents as in effect on the Execution Date.

3.2    Authority; Enforceability.
(a)    Seller has the requisite power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, to consummate the transactions contemplated thereby and to perform all the terms and conditions thereof to be performed by it. The execution and delivery by Seller of the Transaction Documents to which it is, or will be, a party, the consummation by Seller of the transactions contemplated thereby and the performance by Seller of all of the terms and conditions thereof to be performed by it have been duly and validly authorized by Seller (including by obtaining the approval of all of its members, managers, and shareholders, as required), and no other proceeding on the part of Seller is necessary to enter into the Transaction Documents to which it is, or will be, a party, to consummate the transactions contemplated by the Transaction Documents to which it is, or will be, a party or to perform all of the terms and conditions thereof to be performed by it.
(b)    The Transaction Documents to which Seller is, or will be, a party have been (or will be, when executed and delivered at the Closing) duly executed and delivered by Seller, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which Seller is, or will be, a party constitutes (or will constitute, when executed and delivered at the Closing) the valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to legal principles of general applicability governing the availability of equitable remedies, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether such enforceability is considered in a proceeding in equity or at law) (collectively, “Creditors’ Rights”).
3.3    Non-Contravention. Except as set forth on Schedule 3.3 of the Seller Disclosure Schedules, the execution, delivery and performance of the Transaction Documents to which Seller is, or will be, a party and the consummation by Seller of the transactions contemplated thereby do not and will not: (a) conflict with, or require the consent of any Person under, or result in any breach of, any provision of the Organizational Documents of Seller; (b) conflict with, or require the consent of any Person under, or constitute a default (or an Event that with the giving of notice or passage of time or both would give rise to a default) or cause any material obligation under, or give rise to any right of termination, cancellation, amendment, preferential purchase right or acceleration (with or without the giving of notice, or the passage of time or both) under any of the terms, conditions or provisions of, any Contract to which Seller is a party or by which any property or asset of Seller is bound or affected; (c) assuming compliance with the matters referred to in Section 3.4, conflict with or violate any Law to which Seller is subject or by which any property or asset of Seller is bound; (d) constitute (with or without the giving of notice or the passage of time or both) an Event which would result in the creation of, or afford any Person the right to obtain, any Lien (other than Permitted Liens) on any asset of Seller or (e) result in the revocation, cancellation, suspension, or material modification, individually or in the aggregate, of any Contract or Governmental Approval that is necessary or desirable for the ownership, lease or operation of Seller as now conducted, except, in the cases of clauses (b), (c), (d) and (e), for such defaults or rights of termination, cancellation, amendment, acceleration, violations or Liens as would not reasonably be expected to have a Seller Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which Seller is, or will be, a party or to materially impair Seller’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.
3.4    Governmental Approvals. Except as set forth on Schedule 3.4 of the Seller Disclosure Schedules and for such filings as may be required under the HSR Act, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority, is necessary for (i) the consummation by Seller of the transactions contemplated by the Transaction Documents to which it is, or will be, a party or (ii) the enforcement against Seller of its obligations under the Transaction Documents except in the cases of clauses (i) and (ii), other than such declarations, filings, registrations, notices, authorizations, consents or approvals that have been obtained or made or that would in the ordinary course be made or obtained after the Closing, or which, if not obtained or made, would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which Seller is, or will be, a party or to materially impair Seller’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

3.5    Capitalization.
(a)    The capitalization of Seller is set forth on Schedule 3.5(a). All of the membership interests of the Seller are duly authorized and validly issued in accordance with its Organizational Documents, and are fully paid (to the extent required under the Organizational Documents of the Seller) and nonassessable and have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person.
(b)    Except as set forth on Schedule 3.5(b), there are no preemptive rights, rights of first refusal or other outstanding rights, options, warrants, conversion rights, equity appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate Seller to issue or sell any equity interests of Seller or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests in Seller, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
(c)    Seller does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in Seller on any matter.
(d)    Seller is not a party to any agreements, arrangements, or commitments obligating Seller to grant, deliver or sell, or cause to be granted, delivered or sold, any interest in Seller or any Company by sale, lease, license or otherwise, other than this Agreement.
(e)    There are no voting trusts, proxies or other agreements or understandings to which Seller is bound with respect to the voting of the membership interests of Seller or the Company Interests.
(f)    Other than the Company Interests, Seller owns no other equity or other ownership interest in any other Person or any assets used in the Verde Business.
3.6    Legal Proceedings. Except as set forth on Schedule 3.6 of the Seller Disclosure Schedules, there are no Proceedings pending or, to the Knowledge of Seller, threatened against or by the Seller that questions or involves the validity or enforceability of the obligations of Seller under this Agreement or the other Transaction Documents, or seeks to prevent or delay, or seeks damages in connection with, the consummation of the transactions contemplated by this Agreement.
3.7    Brokers’ Fee. Except as set forth on Schedule 3.7 of the Seller Disclosure Schedules, neither Seller nor any of its Affiliates have entered (directly or indirectly) into any agreement with any broker, investment banker, financial advisor or other Person that would obligate Buyer or any of its Affiliates to pay any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated herein.
3.8    Bankruptcy. There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by, or to the Knowledge of Seller, threatened against Seller.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES
Except as set forth in the Company Disclosure Schedules, Seller hereby represents and warrants to Buyer regarding the Companies as of the Execution Date and the Closing Date as follows:
4.1    Organization; Qualification. Each Company is a limited liability company or corporation, as applicable, duly formed, validly existing and in good standing under the laws of its state of formation or incorporation, as applicable. Each Company has full limited liability company or corporate power and authority to own and hold the properties and assets it now owns and holds and to carry on its business as and where such business is now conducted.

Each Company is duly licensed or qualified to do business as a foreign limited liability company or corporation, as applicable, and is in good standing in the states in which the character of the properties and assets now owned or held by it or the nature of the business now conducted by it requires it to be so licensed or qualified, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. Seller has made available to Buyer true and complete copies of the Organizational Documents of each Company as in effect on the Execution Date.
4.2    Capitalization.
(a)    All of the Interests in the Direct Subsidiaries are owned directly by Seller, and all of the Interests in Verde Texas are owned directly by Verde Texas Holdings, in each case free and clear of all Liens other than transfer restrictions imposed by federal and state securities laws. No Person owns any Interest in the Companies, other than Seller and Verde Texas Holdings as described in the preceding sentence.
(b)    The Company Interests directly or indirectly owned by the Seller are duly authorized and validly issued in accordance with the respective Organizational Documents of the Companies and are fully paid and nonassessable and have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person.
(c)    Except as set forth in the Organizational Documents of the Companies, there are no preemptive rights, rights of first refusal or other outstanding rights, options, warrants, conversion rights, equity appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate any of the Companies to issue or sell any equity interests of any such party or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests in any of the Companies, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
(d)    No Company has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in the Companies on any matter.
(e)    There are no agreements, arrangements, or commitments obligating Seller or any of the Companies to grant, deliver or sell, or cause to be granted, delivered or sold, any Interest in any Company by sale, lease, license or otherwise, other than this Agreement.
(f)    There are no voting trusts, proxies or other agreements or understandings to which Seller or any Company is bound with respect to the voting of the Interests of any Company.
(g)    Other than the Interest in Verde Texas owned by Verde Texas Holdings, none of the Companies own, directly or indirectly, any equity, Interests, or long-term debt securities of any Person and do not own any Subsidiaries.
4.3    Financial Statements.
(a)    Seller has made available to the Buyer (i) audited consolidated balance sheets of Seller as of December 31, 2015 and 2016 and the related audited income statements and statements of cash flows, for the twelve-month periods of operations of Seller, ending as of December 31, 2015 and 2016, together with the footnotes thereto, if any (the “Verde Audited Annual Financial Statements”); and (ii) unaudited consolidated balance sheets of Seller as of March 31, 2017 and 2016, and the related unaudited consolidated income statements and statements of cash flows, for the three-month periods of operations of Seller then ended, together with the footnotes thereto, if any (the “Verde Unaudited Interim Financial Statements” and, together with the Verde Audited Annual Financial Statements, the “Verde Financial Statements”). The Verde Financial Statements: (A) have been prepared in accordance with GAAP and (B) present fairly, in all material respects, the consolidated financial position and operating results, equity and cash flows of Seller as of, and for the periods ended on, the respective dates thereof, except that the unaudited statements of Seller included in the Financial Statements are subject to customary year-end adjustments and do not include all of the notes thereto which may be required by GAAP.
(b)    Neither Seller nor any Company has any liabilities, whether accrued, contingent, absolute, unliquidated or otherwise, whether due or to become due, or any unrealized or unanticipated loss, which was then or will be material to Seller and the Verde Assets and Verde Business and that would be required to be included in the Verde Financial Statements under GAAP (including the footnotes thereto) except for (i) liabilities accrued or reserved as set forth in the Verde Financial Statements and (ii) liabilities relating to the Verde Business that have arisen since March 31, 2017, in the ordinary course of business consistent with past practice.
4.4    Absence of Certain Changes. Except as set forth on Schedule 4.4 of the Company Disclosure Schedules or as expressly contemplated by this Agreement, since December 31, 2016, (a) the Companies have conducted their business in the ordinary course and in a manner consistent with past practice, (b) the Verde Assets have been operated or utilized in the ordinary course and in substantially the same manner consistent with past practices, (c) there has not been any Event, occurrence or development which would be reasonably expected to have a Company Material Adverse Effect, (d) there have been no changes or modifications to the organizational documents of either Seller or any Company, (e) neither of the Seller nor any Company has incurred any Indebtedness (other than pursuant to the Energy Supply Agreements), (f) neither of the Seller nor any Company has issued any equity other than pursuant to employee warrants, (g) neither of the Seller nor any Company has allowed to be placed any Liens (other than Permitted Liens) on the Verde Assets or any portion of the Verde Business (other than pursuant to the Shell Agreement), (h) there have been no changes in the accounting methods utilized by either of the Seller or any Company, (i) neither of the Seller nor any Company has made any loans to or capital investments in another Person or to any of its members or employees and (j) except in the ordinary course of business consistent with past practice, no bonuses have been paid or have been committed to be paid to any employees of either of the Seller or any Company.
4.5    Compliance with Law. Except as set forth on Schedule 4.5 and since December 31, 2013 (a) each of the Seller and each Company has complied, and is in material compliance, with Laws applicable to the conduct of the Verde Business as currently or previously conducted or the ownership or use of the Verde Assets, (b) none of the Seller nor any Company has received written notice from any Governmental Authority of any material violation of any Laws applicable to the conduct of the Verde Business as currently conducted or the ownership or use of the Verde Assets and (c) to the Knowledge of Seller, neither the Seller nor any Company is under investigation by any Governmental Authority for potential material non-compliance with any Law applicable to the conduct of the Verde Business as currently conducted or the ownership or use of the Verde Assets.
4.6    Legal Proceedings. Except as is set forth on Schedule 4.6 of the Company Disclosure Schedules there are no Proceedings pending or, to the Knowledge of Seller, threatened against or by any Company (a) relating to or affecting the Verde Business or Verde Assets or (b) that questions or involves the validity or enforceability of this Agreement or the Transaction Documents or seeks to prevent or delay, or seeks damages in connection with, the consummation of the transactions contemplated by this Agreement.
4.7    Assets.
(a)    Seller has good and valid title to the Verde Assets which it purports to own free and clear of all Liens except (i) such as are set forth on Schedule 4.7 of the Company Disclosure Schedules that will be released in full at Closing or (ii) for Permitted Liens.
(b)    All the Verde Assets have been maintained in accordance with generally accepted industry practice and are in reasonable repair and operating condition, ordinary wear and tear excepted.
(c)    Except as set forth on Schedule 4.7 of the Company Disclosure Schedules, all of the assets, interests and other rights necessary to own the Verde Assets and conduct the operations of the Companies and carry on the Verde Business in the ordinary course and in substantially the same manner as currently being conducted and consistent with past practice, are owned or leased by the Companies.

4.8    Leases. Other than as set forth to the contrary on Schedule 4.8 of the Company Disclosure Schedules, the Companies have such office and other leases (the “Leases”) as are sufficient to operate the Verde Business as such business is being conducted on the Execution Date. Either the Seller or the Companies have fulfilled and performed all the material obligations with respect to Leases and, to the Knowledge of Seller, no Event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Leases, except for such revocations, terminations and impairments that would not reasonably be expected to have a Company Material Adverse Effect. Neither the Seller nor any Company owns any interest in any real property.
4.9    Material Contracts.
(a)    Except as set forth on Schedule 4.9 of the Company Disclosure Schedules, as of the Execution Date, none of the Seller nor any Company is a party to or bound by any Contract used in the Verde Business or included in the Verde Assets that:
(i)    contains any change of control, acceleration obligation or other similar provision that would be triggered upon the sale, transfer or conveyance of the Companies, the Company Interests, Verde Business, Verde Assets or the transactions contemplated by this Agreement and the Transaction Documents;
(ii)    contains any provision or covenant which materially restricts any of the Seller or any Company or any Affiliates thereof from engaging in any lawful business activity or competing with any Person or operate at any location, including any preferential rights, rights of first refusal or rights of first offer granted to third parties;
(iii)    (A) relates to the creation, incurrence, assumption, or guarantee of any Indebtedness for borrowed money, or any similar liability or obligation by any Company (including so-called take-or-pay or keepwell agreements) or (B) creates a capitalized lease obligation, in each case, in excess of Fifty Thousand and No/100 Dollars ($50,000.00);
(iv)    relates to the formation of any partnership, joint venture or other arrangement or otherwise relates to the joint ownership or operation of the Verde Business or the Verde Assets or requires any of the Companies to invest funds in or make loans to, or purchase any securities of, another Person;
(v)    relates to any commodity or interest rate swap, cap or collar agreements or other similar hedging or derivative transactions;
(vi)    is a bond, letter of credit, guarantee or security deposit posted (or supported) by or on behalf of any Company in an amount in excess of $50,000 individually;
(vii)    includes the acquisition of assets or properties or the sale of assets or properties, in each case with a book value in excess of $50,000 (whether by merger, sale of stock, sale of assets or otherwise);
(viii)    involves a sharing of profits, losses, costs or liabilities by Seller or any Company with any other Person;
(ix)    relates as of the Execution Date to (A) the purchase of materials, supplies, goods, services, equipment or other assets, (B) the purchase or sale of electrical power, (C) the purchase, sale, transportation, or storing of natural gas or the purchase, or storing of, natural gas or the provision of services related thereto (D) the construction of capital assets, (E) outsourced management agreements relating to any part of the Verde Business or Verde Assets, (F) services provided to or in connection with, the Verde business, (G) the paying of commissions related to the Verde Business, (H) advertising contracts and (I) other similar types of Contracts of the kind listed in (A) through (H) above, in each case that provides for payments by or to the Companies in excess of $50,000 in any calendar year;

(x)    provides for indemnification of one or more Persons by Seller or any Company (excluding customary indemnification provisions in any Contract);
(xi)    governs the employment relationship of any employee of any Company or provides for any severance, bonus, retention or other similar payment to any employee; and
(xii)    otherwise involves the payment by or to Seller or any Company in excess of $100,000 in any calendar year or $250,000 in the aggregate, and that cannot be terminated on 90 days or less notice without payment by the Companies of any penalty in excess of $150,000.
(b)    Seller has made available to Buyer a true and correct copy of each Contract required to be disclosed on Schedule 4.9 of the Company Disclosure Schedules (all such Contracts being referred to as the “Verde Contracts”). For the avoidance of doubt, Verde Contracts do not include customer contracts (commercial or residential) for the sale of electricity, natural gas or related services.
(c)    Each Verde Contract is a valid and binding obligation of each Company that is a party thereto, and is in full force and effect and enforceable in accordance with its terms against such entity and, to the Knowledge of Seller, the other parties thereto, except, in each case, as enforcement may be limited by Creditors’ Rights, and no defenses, off-sets or counterclaims have been asserted or, to the Knowledge of Seller, threatened by any other party thereto nor has any Company executed any waiver that waives any material rights thereunder.
(d)    None of the Companies, Seller nor, to the Knowledge of Seller, any other party to any Verde Contract is in default or breach in any material respect under the terms of any Verde Contract and no Event has occurred that with the giving of notice or the passage of time or both would constitute a breach or default in any material respect by the Seller or any Company or, to the Knowledge of Seller, any other party to any Verde Contract, or would permit termination, modification or acceleration under any Verde Contract.
(e)    None of Seller nor any Company (i) has received any material prepayment, advance payment, deposits or similar payments, and has no refund obligation, with respect to electric power or natural gas purchased, sold or transported by or on behalf of any Company with respect to the Verde Business; and (ii) none of the Companies has received any material compensation or deposits for the sale of electric power or natural gas that would be subject to any refund or create any repayment obligation by any Company, and to the Knowledge of Seller, there is no basis for a claim that a material refund is due with respect to the Verde Business.
4.10    Energy Supply Agreements. The Energy Supply Agreements set forth on Schedule 4.10 will be terminated at the Closing Date, and all amounts required to be paid by Seller and the Companies in connection with such termination will have been paid by Seller or the Companies at or prior to the Closing subject to customary transition and true up payments until Buyer’s applicable replacement supply arrangements or other Contracts are in effect and any residual balance is paid off to Shell.
4.11    Permits. The Companies have all Permits as are necessary for the ownership and operation of the Verde Business and Verde Assets except for those the failure of which to have would not reasonably be expected to have a Company Material Adverse Effect.
4.12    Intellectual Property. Schedule 4.12 of the Company Disclosure Schedules sets forth all patents, registered trademarks and registered copyrights, trade names, “DBAs,” and applications therefor (collectively, “Registered Intellectual Property”) included among the Verde Assets that is material to the operation of the Verde Business. With respect to registered trademarks included among the Registered Intellectual Property, Schedule 4.12 of the Company Disclosure Schedules sets forth a list of all jurisdictions in which such trademarks are registered or applied for or will be registered or applied for as of the Closing Date, and all registration and application numbers. Except as set forth on Schedule 4.12 of the Company Disclosure Schedules, the Companies own or will own as of the Closing Date, and will have as of the Closing Date, the right to use without claim of infringement by any other Person, all intellectual property that is material to the operation of the Verde Business as currently conducted. The consummation of the transactions contemplated hereby will not impair or require the consent of any Person with respect to any such rights, in each case, except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.
4.13    Taxes.
(a)    All Tax Returns required to be filed with respect to the Verde Business and Verde Assets (taking into account any valid extension of the due date for filing) have been timely filed, all such Tax Returns are complete and correct in all material respects and all Taxes due relating to the Verde Business and Verde Assets have been paid in full.
(b)    Except as set forth in Schedule 4.13(b), no Tax audits or administrative or judicial proceedings are being conducted or are pending with respect to any portion of the Verde Business or Verde Assets.
(c)    All Taxes required to be withheld, collected or deposited by or with respect to the Verde Business have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.
(d)    There are no outstanding agreements or waivers extending the applicable statutory periods of limitation for any material Taxes associated with the ownership or operation of the Verde Business and the Verde Assets for any period.
(e)    None of the Verde Parties is a party to any Tax sharing agreement, Tax indemnity agreement Tax allocation agreement or similar agreement (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes).
(f)    None of the Verde Parties has been a party to a transaction that is a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1).
(g)    Except as set forth on Schedule 4.13(g) of the Company Disclosure Schedules, each Company is currently, and has been since its formation an entity disregarded as separate from its owner for U.S. federal income tax purposes and none of the Companies has elected to be treated as a corporation for federal Tax purposes.
(h)    Except as set forth on Schedule 4.13(h) of the Company Disclosure Schedules, none of the Verde Parties has been a member of or is a successor to an entity that has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes).
(i)    Notwithstanding any other provision of this Agreement (including for the avoidance of doubt, Sections 4.5 and 4.6), this Section 4.13 and Section 4.14 contain the sole and exclusive representations and warranties of any of the Verde Parties with respect to any Tax matters.
4.14    Employee Benefits; Employment and Labor Matters.
(a)    Except as set forth on Schedule 4.14(a) of the Company Disclosure Schedules, none of the Seller nor any Company, nor any ERISA Affiliate of any such Party, sponsors, maintains, contributes to or is required to contribute to, or has sponsored, maintained, contributed to or been required to contribute to within the past six years any of the following:
(i)    any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA) or

(ii)    any material equity-based plan (including, but not limited to, unit option plans, unit purchase plans, unit appreciation rights and phantom unit plans), collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay or retention plan or arrangement, change in control policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement or any other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in Section 4.14(a)(i) (collectively, along with the plans described in Section 4.14(a)(i) above, the “Verde Benefit Plans”).
True, correct and complete copies of each of the Verde Benefit Plans, including all amendments thereto, have been made available to Buyer. Except as identified on Schedule 4.14(a) of the Company Disclosure Schedules, none of the Verde Benefit Plans are sponsored, maintained or contributed to, or have been sponsored, maintained or contributed to, by any of the Verde Parties.
(b)    Except as disclosed on Schedule 4.14(b) of the Company Disclosure Schedules and except as to matters that would not reasonably be expected to have a Company Material Adverse Effect:
(i)    each Verde Benefit Plan has been administered in compliance with its terms, the applicable provisions of ERISA, the Code and all other applicable Laws and the terms of all applicable collective bargaining agreements;
(ii)    there are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of Seller, threatened, with respect to any Verde Benefit Plan and no Verde Benefit Plan is under audit or is subject to an investigation by the Internal Revenue Service, the U.S. Department of Labor or any other federal or state Governmental Authority nor, to the Knowledge of Seller, is any such audit or investigation pending; and
(iii)    each Verde Benefit Plan intended to be qualified under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service (or has pending or has time remaining in which to file an application for such a determination letter) or is the subject of an opinion letter issued by the Internal Revenue Service on which it can rely.
(c)    In connection with the consummation of the transactions contemplated by this Agreement, no payments, acceleration of benefits or provision of other rights have or will be made under the Verde Benefit Plans or otherwise which, in the aggregate, would result in the loss of deduction or the imposition any excise tax under sections 280G and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.
(d)    Except as disclosed on Schedule 4.14(d) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in conjunction with a subsequent event) will result in the acceleration or creation of any rights of any person to payments or benefits or increases in or funding of any payments or benefits or any loan forgiveness.
(e)    No Verde Benefit Plan is a Multiemployer Plan, Multiple Employer Plan or other pension plan subject to Title IV of ERISA, and no Verde Party nor any ERISA Affiliate of any Verde Party has sponsored or contributed to or been required to contribute to a Multiemployer Plan, Multiple Employer Plan or other pension plan subject to Title IV of ERISA at any time within the previous six (6) years. No Verde Benefit Plan provides compensation or benefits to any employee or service provider who resides or performs services primarily outside of the United States.
(f)    Except as disclosed on Schedule 4.14(f) and except as would not reasonably be expected to result in a Company Material Adverse Effect, (i) each of the Verde Parties is and has been in compliance with all applicable labor and employment Laws including, without limitation, all Laws, rules, regulations, orders, rulings, decrees, judgments and awards relating to employment discrimination, retaliation, payment of wages, overtime compensation, immigration, recordkeeping, employee leave, occupational health and safety, and wrongful discharge; (ii) no action, suit, complaint, charge, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority, or brought by or on behalf of any employee, prospective or former employee or labor organization or other representative of the employees or of any prospective or former employees of any of the Verde Parties is pending or, to the Knowledge of Seller, threatened against any of the Verde Parties, any present or former director or employee (including with respect to alleged sexual harassment, unfair labor practices, discrimination, retaliation or wage practices); and (iii) none of the Verde Parties is subject to or otherwise bound by, any material consent decree, order, or agreement with, any Governmental Authority relating to employees or former employees of any of the Verde Parties.
(g)    None of the Verde Parties is a party to or otherwise subject to any collective bargaining agreements. None of the employees of the Verde Parties is represented by a labor union and, to the Knowledge of Seller, there has not been any effort to organize any of the employees of the Verde Parties in the past five years. There is no labor dispute, strike, work stoppage or other labor trouble against any of the Verde Parties pending or, to the Knowledge of Seller, threatened.
(h)    Except as set forth on Schedule 4.14(h), neither Seller nor any Company has any employment agreements or commitments regarding employment of any employees who are employed by or otherwise provide services to or on behalf of Seller nor any Company.
(i)    Seller has made available to Buyer a list of all persons who, as of the date of this Agreement, are employees, independent contractors or consultants of the Seller and the Companies as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; (vi) a description of the fringe benefits (other than pursuant to Verde Benefit Plans) provided to each such individual paid for the calendar year 2016 and such amounts payable as of the date hereof; and (vii) any other amounts due and owing to such Person. Except as set forth on the list made available to Buyer, as of the date hereof, all compensation, including wages, commissions and bonuses, payable to all employees, independent contracts or consultants of any of the Seller or any Company for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Verde Financial Statements and will be included Estimated Closing Statement) and there are no outstanding agreements, understandings or commitments of the Companies with respect to any compensation, commissions or bonuses.
(j)    The representations and warranties set forth in this Section 4.14 are Seller’s sole and exclusive representations and warranties regarding employee benefit, employment and labor matters.
4.15    Regulatory Status. None of the Seller nor any Company nor any of their respective Subsidiaries is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an “affiliate” of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the Public Utility Holding Company Act of 2005.
4.16    Bankruptcy. There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by, or to the Knowledge of Seller, threatened against any Company.
4.17    Books and Records. The books and records of the Verde Business, including the data prepared, processed and delivered through the Companies billing and reporting systems, that are necessary for the ownership and operation of the Verde Business and Verde Assets are complete and correct and have been maintained in accordance with prudent industry practice and such books and records have been made available to Buyer, provided that Seller makes no representation regarding the accuracy of any information provided to it or any Company by any third party, including but not limited to the EDI billing information provided to it by utilities and data received from independent system operators.
4.18    Change of Control Payments. Except as disclosed on Schedule 4.18 of the Company Disclosure Schedules, there are no Change of Control Payments owed by Seller or any Company that would be owed resulting from the Closing of the transactions contemplated in the Transaction Documents.

4.19    Transactions with Affiliates. Except as set forth on Schedule 4.19, there are no loans, leases or other continuing transactions between any Company, on the one hand, and (i) any officer, director, member, manager, employee, family member or Affiliate of any of the Seller or any Company; or (ii) the Seller, on the other hand. Except as set forth on Schedule 4.19, no officer, director, manager, employee, family member or Affiliate of any of the Seller or any Company possesses, directly or indirectly, any financial interest in, or is an owner, director, officer, member, manager, employee or Affiliate of, any corporation, firm, association or business organization that is a client, supplier, distributor, broker, lessor, lessee, sublessor, sublessee or competitor of any of the Seller or any Company.
4.20    Insurance. Schedule 4.20 sets forth a list, as of the date hereof, of all insurance policies maintained by any Company (collectively, the “Insurance Policies”). Such Insurance Policies are in full force and effect on the date of this Agreement and all premiums due on such Insurance Policies have been paid. The Seller has made available to Buyer accurate and complete copies of all current Insurance Policies, in each case, as amended or otherwise modified and in effect. Except as disclosed on Schedule 4.20, no insurer (a) has denied coverage of any claim pending under any Insurance Policy or (b) has threatened in writing to cancel any Insurance Policy. Except as set forth on Schedule 4.20, there are no claims relating to the business of any Company under any such Insurance Policies as to which coverage has been questioned, denied or disputed. The Insurance Policies are of the type and in amounts customarily carried by Persons conducting a business similar to the Companies and are sufficient for compliance with all applicable Laws and Contracts to which the Companies are a party or bound, except as would not result in a Company Material Adverse Effect.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
Except as set forth in the Buyer Disclosure Schedules, Buyer hereby represents and warrants to Seller as of the Execution Date and the Closing Date as follows:
5.1    Organization; Qualification. Buyer and Guarantor are duly formed, validly existing and in good standing under the laws of their respective states of organization and have all necessary limited liability company or corporate power and authority to own and hold the properties and assets each now owns and holds and to carry on their respective businesses as and where such properties are now owned or held and such businesses are now conducted. Buyer is duly licensed or qualified to do business as a limited liability company (either foreign or domestic) and is in good standing in the states in which the character of the properties and assets now owned or held by it or the nature of its businesses now conducted by it requires it to be so licensed or qualified, and Guarantor is duly licensed or qualified to do business as a corporation (either foreign or domestic) and is in good standing in the states in which the character of the properties and assets now owned or held by it or the nature of its businesses now conducted by it requires it to be so licensed or qualified, except in each case where the failure to be so qualified or in good standing would not reasonably be expected to have a Buyer Material Adverse Effect.
5.2    Authority; Enforceability.
(a)    Each of Buyer and Guarantor has the requisite corporate and limited liability company power and authority, as applicable, to execute and deliver the Transaction Documents to which it is, or will be, a party, to consummate the transactions contemplated thereby and to perform all the terms and conditions thereof to be performed by it. The execution and delivery by Buyer and Guarantor of the Transaction Documents to which it is, or will be, a party, the consummation by Buyer of the transactions contemplated thereby and the performance by Buyer and Guarantor of all of the terms and conditions thereof to be performed by it have been duly and validly authorized by Buyer and Guarantor, as the case may be, and no other proceeding on the part of Buyer or Guarantor is necessary to authorize the Transaction Documents to which either of them is, or will be, a party, to consummate the transactions contemplated by the Transaction Documents to which either of them is, or will be, a party or to perform all of the terms and conditions thereof to be performed by either of them.
(b)    The Transaction Documents to which Buyer and Guarantor is, or will be, a party have been (or will be, when executed and delivered at the Closing) duly executed and delivered by Buyer and Guarantor and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which Buyer or Guarantor is, or will be, a party constitutes (or will constitute, when executed and delivered at the Closing) the valid and binding agreement of Buyer and Guarantor, enforceable against Buyer and Guarantor in accordance with its terms, except as such enforceability may be limited by Creditors’ Rights.
5.3    Non-Contravention. Except as set forth on Schedule 5.3 of the Buyer Disclosure Schedules, the execution, delivery and performance of the Transaction Documents to which Buyer or Guarantor is, or will be, a party and the consummation by Buyer of the transactions contemplated thereby do not and will not: (a) conflict with, or require the consent of any Person under, or result in any breach of, any provision of the Organizational Documents of Buyer or Guarantor; (b) conflict with, or require the consent of any Person under, or constitute a default (or an Event that with the giving of notice or passage of time or both would give rise to a default) or cause any material obligation under, or give rise to any right of termination, cancellation, amendment, preferential purchase right or acceleration (with or without the giving of notice, or the passage of time or both) under any of the terms, conditions or provisions of any Contract to which Buyer, Guarantor or any of their Subsidiaries is a party or by which any property or asset of Buyer, Guarantor or any of their Subsidiaries is bound or affected; (c) assuming compliance with the matters referred to in this Section 5.3 and Section 5.4, conflict with or violate any Law to which Buyer, Guarantor or any of their Subsidiaries is subject or by which any property or asset of Buyer, Guarantor or any of their Subsidiaries is bound; (d) constitute (with or without the giving of notice or the passage of time or both) an Event which would result in the creation of, or afford any Person the right to obtain, any Lien (other than Permitted Liens) on any asset of Buyer or Guarantor; or (e) result in the revocation, cancellation, suspension, or material modification, individually or in the aggregate, of any Contract or Governmental Approval that is necessary or desirable for the ownership, lease or operation of Buyer or Guarantor as now conducted, except, in the cases of clauses (b), (c), (d), and (e), for such defaults or rights of termination, cancellation, amendment, acceleration, violations or Liens as would not reasonably be expected to have a Buyer Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which Buyer or Guarantor is, or will be, a party or to materially impair Buyer’s or Guarantor’s ability to perform their respective obligations under the Transaction Documents to which either of them is, or will be, a party.
5.4    Governmental Approvals. Except as set forth on Schedule 5.4 of the Buyer Disclosure Schedules and for such filings as may be required under the HSR Act and FERC approval, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority, is necessary for (i) the consummation by Buyer of the transactions contemplated by the Transaction Documents to which it is, or will be, a party or (ii) the enforcement against Buyer and Guarantor of their obligations under the Transaction Documents except in the cases of clauses (i) and (ii), other than such declarations, filings, registrations, notices, authorizations, consents or approvals that have been obtained or made or that would in the ordinary course be made or obtained after the Closing, or which, if not obtained or made, would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which Buyer is, or will be, a party or to materially impair Buyer’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.
5.5    Legal Proceedings. Except as set forth on Schedule 5.5 of the Buyer Disclosure Schedules, there are no Proceedings pending or, to the Knowledge of Buyer or Guarantor, threatened against or by Buyer or Guarantor, that questions or involves the validity or enforceability of the obligations of Buyer or Guarantor under this Agreement or the other Transaction Documents or seeks to prevent or delay, or seeks damages in connection with, the consummation of the transactions contemplated by this Agreement.
5.6    Brokers’ Fee. Except as set forth on Schedule 5.6 of the Buyer Disclosure Schedules, neither Buyer nor any of its Affiliates has entered (directly or indirectly) into any agreement with any broker, investment banker, financial advisor or other Person that would obligate Buyer or any of its Affiliates to pay any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated herein.
5.7    Bankruptcy. There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by, or to the knowledge of Buyer or Guarantor, threatened against Buyer, Guarantor or any of their Subsidiaries.

5.8    Investment Purpose. Buyer is acquiring the Company Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Interests are not registered under the Securities Act or under any state securities laws, and that the Interests may not be transferred or sold, except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is able to bear the economic risk of holding the Interests for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
5.9    Sufficiency of Funds. Buyer has or will have sufficient cash on hand or other sources of funds to enable it to make all payments required of it pursuant to this Agreement, including the Cash Consideration, the Working Capital and the Earnout Payment.
5.10    Energy Supply Arrangements. Buyer has or will have as of the Closing, energy supply arrangements in place sufficient to fully satisfy the energy supply requirements of the Verde Business after taking into account all other energy supply requirements of the Buyer and its Affiliates and sufficient to replace all Energy Supply Agreements to be terminated by Seller in connection with the transactions contemplated by this Agreement (the “Replacement Energy Supply Arrangements”).
5.11    Independent Investigation; Disclaimer Regarding Projections.
(a)    Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and the Companies for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller and the Companies set forth in Articles III and IV of this Agreement (including the related portions of the Seller Disclosure Schedules and the Company Disclosure Schedules); and (b) none of Seller, the Companies or any other Person has made any representation or warranty as to Seller, the Companies or this Agreement, except as expressly set forth in Articles III and IV of this Agreement (including the related portions of the Seller Disclosure Schedules and the Company Disclosure Schedules).
(b)    Buyer may be in possession of certain projections and other forecasts regarding the Companies and the Verde Business, including but not limited to projected financial statements, cash flow items and other data of the Companies and the Verde Business. Buyer acknowledges (i) that there are substantial uncertainties inherent in attempting to make such projections and other forecasts and plans, and accordingly is not relying on them, (ii) that Buyer is familiar with such uncertainties, (iii) that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and (iv) that Buyer shall have no claim against anyone with respect thereto. Accordingly, Buyer acknowledges that neither Seller nor any of its Affiliates, Representatives, agents or advisors has made any representation or warranty with respect to such projections and other forecasts and plans.
ARTICLE VI
COVENANTS OF THE PARTIES
6.1    Conduct of Verde Business.
(a)    From the Execution Date through the Closing, except (i) as expressly permitted or required by the terms of this Agreement, (ii) as described in Schedule 6.1(a) of the Company Disclosure Schedules, (iii) as required by applicable Law or (iv) as consented to or approved in writing by Buyer (which shall not be unreasonably withheld, conditioned or delayed), the Seller and each Company shall, and shall cause their respective Subsidiaries to:
(i)    conduct, maintain and preserve the Verde Business in the ordinary course of business consistent with past practice, including with respect to any hedging activities; and

(ii)    use Reasonable Efforts to preserve intact their goodwill and relationships with customers, suppliers and others having business dealings with them with respect thereto.
(b)    Without limiting the generality of Section 6.1(a), and except as described in Schedule 6.1(b) of the Company Disclosure Schedules or as expressly permitted or required by the terms of this Agreement, or consented to or approved in writing by Buyer (which shall not be unreasonably withheld, conditioned or delayed), from the Execution Date until the Closing or termination of this Agreement as provided in Section 9.1, Seller and the Companies shall not:
(i)    make any material change or amendment to the Organizational Documents of any of Seller or any Company;
(ii)    waive any rights or benefits held by the Seller attributable to Seller’s ownership of the Company Interests that would be binding on Buyer or its ownership of the Company Interests after the Closing;
(iii)    make any material change to the Tax methods, principles or elections, book accounting procedures, practices and methods of any of the Seller or any Company except as may be required by Law;
(iv)    split, combine or reclassify any Company Interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, the Company Interests;
(v)    with respect to the Companies, issue, deliver, sell, pledge or dispose of, or authorize the issuance, delivery, sale, pledge or disposition of, any (A) Interests, (B) debt securities having the right to vote on any matters on which holders of capital stock or members or partners of the same issuer may vote or (C) securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such securities;
(vi)    sell, mortgage, pledge, create a security interest in, dispose of, or otherwise encumber the Company Interests;
(vii)    cause any of Seller or any Company to merge with, or into, or consolidate with, any other Person;
(viii)    make any material change in the conduct of the Verde Business;
(ix)    terminate or amend or otherwise modify in any material respect any Verde Contract, except in the ordinary course of business consistent with past practice;
(x)    enter into any Contract with Seller or either any of the Verde Parties’ officers, directors or employees or any Affiliate of the foregoing;
(xi)    sell any properties, Contracts or other assets owned by any Verde Party with a value of more than $50,000;
(xii)    (A) other than the matters listed on Schedule 4.6. settle any claims, demands, lawsuits or state or federal regulatory Proceedings with respect to the Verde Business for damages to the extent such settlements assess damages in excess of $100,000 in the aggregate (other than any claims, demands, lawsuits or proceedings to the extent insured (net of deductibles), reserved against in the Verde Financial Statements or covered by an indemnity obligation not subject to dispute or adjustment from a solvent indemnitor) or (B) settle any claims, demands, lawsuits or state or federal regulatory Proceedings seeking an injunction or other equitable relief where such settlements would have or would reasonably be expected to materially impair the Verde Business or the operation thereof;
(xiii)    take any action with respect to or in contemplation of any liquidation, dissolution, recapitalization, reorganization, or other winding up;

(xiv)    (A) enter into or amend any employment, severance, retention, change of control or other similar agreement with any employee of any Company; (B) increase the compensation payable or to become payable by any Company to any of its independent contractors, employees, officers or directors; or (C) adopt additional or otherwise amend any Verde Benefit Plan or option, bonus, profit sharing, pension, group insurance, severance pay, deferred compensation or other payment or employee compensation plan;
(xv)    make any non-cash distributions to the Seller, or any of its Affiliates or related parties; or
(xvi)    commit or agree to do any of the foregoing.
6.2    Notice to Federal Energy Regulatory Commission.
(a)    Each of the Buyer and the relevant Companies, as promptly as practicable, shall (i) file an application with the FERC seeking an order authorizing the acquisition by Buyer and disposition by Seller of any jurisdictional facilities, and (ii) use all Reasonable Efforts to obtain, or cause to be obtained, such consents, authorizations, orders and approvals from the FERC that may be or become necessary for the execution and delivery of this Agreement by the Parties and performance of their obligations pursuant to this Agreement and the other Transaction Documents. Each Party shall use all Reasonable Efforts to cooperate fully and in good faith with the other Party in obtaining such consents, authorizations, orders and approval. Following the Closing, Buyer shall provide the requisite notice to FERC of the completion of the transaction in the manner required by Law and FERC’s pre-Closing approval.
(b)    As promptly as practicable, each of Buyer and Seller shall complete and file with FERC such amendments as are deemed to be reasonably desirable or necessary with respect to each Company’s market-based rate authorization for sales of energy, capacity, and certain ancillary services, as promptly as practicable. All costs and expenses incurred by Buyer, Seller or any Company in connection with complying with this Section 6.2 shall be borne and paid by the Party incurring such costs or expenses.
(c)    Buyer agrees that neither it nor any of its Affiliates will take any action that would reasonably be expected to result in the denial of, delay of or imposition of conditions in connection with any approval of any Governmental Authority that is required to consummate the transactions contemplated by this Agreement (a “Required Approval”), provided that this Section 6.2(c) shall not preclude Buyer from entering into a Change of Control Transaction if such transaction would not reasonably be expected to impede or delay in any material respect the ability of the Parties to obtain any Required Approval by October 31, 2017.
6.3    Governmental Approvals and Consents.
(a)    Each Party hereto shall, as promptly as practicable, (i) make, or cause or be made, all filings and submissions required under any Law (including the HSR Act) applicable to such Party or any of its Affiliates, or to the transactions contemplated by this Agreement or any of the other Transaction Documents, (ii) request early termination of any applicable regulatory waiting periods, (iii) use all Reasonable Efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for the execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents and (iv) supply any additional information, documentation and materials that may be requested by any Governmental Authority pursuant to any such Law. To the extent permitted by applicable Law, each Party shall cooperate and coordinate fully with the other Party and its Affiliates in promptly making appropriate notices to Governmental Authorities and seeking to obtain all such consents, authorizations, orders and approvals, and in exchanging and providing necessary information in obtaining the foregoing. Each Party shall supply such reasonable assistance as may be reasonably requested by any other Party in connection with the foregoing. Each Party may, as it deems advisable and necessary, designate any competitively sensitive materials provided to the other Party as “for outside counsel only”, and such materials and the information contained therein shall be provided only to outside counsel and previously-agreed outside economic consultants of the recipient Party and shall not be disclosed by such outside counsel or economic consultants to the employees, officers, or directors of the recipient Party without the advance written approval of the counsel of the Party providing such materials. The Parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required notices, consents, authorizations, orders and approvals.
(b)    Each Party hereto shall promptly inform the other Party of any material communication from any Governmental Authority regarding the transactions contemplated by this Agreement, except where required by Law to keep such communication confidential. If any Party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the Transaction contemplated by this Agreement, then such Party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Party, an appropriate response in compliance with such request.
6.4    Notice of Certain Events. From and after the Execution Date until the earlier to occur of (a) the Closing Date and (b) the termination of this Agreement pursuant to Section 9.1, to the extent it has Knowledge, each Party shall promptly notify the other Party of (i) the occurrence, or non-occurrence, of any Event that would be likely to cause any condition to the obligations of any Party to effectuate the transactions contemplated in this Agreement and the Transaction Documents not to be satisfied or (ii) the failure of any Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would reasonably be expected to result in any condition to the obligations of the other Party to the transactions contemplated in this Agreement and the Transaction Documents not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not cure the inaccuracy of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the Party receiving such notice; provided, further, that the failure to comply with this Section 6.4 shall not result in the failure of any of the conditions to the Closing in Article VII to be satisfied, or give rise to any right to terminate this Agreement under Section 9.1, if the underlying Event would not in and of itself give rise to such failure or right.
6.5    Access to Information; Confidentiality.
(a)    From the Execution Date until the Closing Date, Seller shall, and shall cause each of the Companies to, (i) give Buyer and its Affiliates, and their respective Representatives, reasonable access to the offices, properties, books and records of each Verde Party, in each case during normal business hours and (ii) furnish to Buyer and its Representatives such financial and operating data and other information relating to each Verde Party as such Persons may reasonably request, subject to Buyer’s and its Representatives’ compliance with applicable Law governing the use of such information. Notwithstanding the foregoing provisions of this Section 6.5(a), no Verde Party shall be required to, or to cause any Verde Party to, grant access or furnish information to Buyer or any of its Representatives to the extent that such information is subject to an attorney/client or attorney work product privilege or that such access or the furnishing of such information is prohibited by law or an existing contract or agreement. To the extent practicable, each Verde Party shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b)    From the Execution Date, Buyer shall furnish to Seller and its Representatives such information of Buyer as reasonably requested by Seller under and in furtherance of this Agreement, subject to Seller’s and its Representatives’ compliance with applicable Law governing the use of such information. Notwithstanding the foregoing provisions of this Section 6.5(b), Buyer shall not be required to grant access or furnish information to Seller or any of its Representatives to the extent that such information is subject to an attorney/client or attorney work product privilege or that such access or the furnishing of such information is prohibited by law or an existing contract or agreement. To the extent practicable, Buyer shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
6.6    Expenses.
(a)    Except as otherwise provided for in this Agreement, (i) Buyer shall pay all costs and expenses incurred by it in connection with the Transaction Documents and the transactions contemplated thereby and (ii) Seller shall pay all costs and expenses incurred by it in connection with Transaction Documents and the transactions contemplated thereby. Buyer and the Seller shall be responsible for their own filing and other similar fees payable in connection with any filings or submissions under the HSR Act.

(b)    Notwithstanding any of the foregoing, if any action at law or equity is necessary to enforce or interpret the terms of the Transaction Documents, the prevailing Party shall be entitled to reasonable attorneys’ fees and expenses in addition to any other relief to which such Party may be entitled.
6.7    All Reasonable Efforts.
(a)    Subject to the terms and conditions of this Agreement, each of the Parties shall use all Reasonable Efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by the Transaction Documents. Without limiting the generality of the foregoing, each Party shall use all Reasonable Efforts to timely make all notifications and obtain all authorizations, consents, waivers, permits, orders and approvals of all third parties necessary in connection with the consummation of the transactions contemplated by the Transaction Documents prior to the Closing. The Parties will coordinate and cooperate with each other in exchanging such information and assistance as any of the Parties may reasonably request in connection with the foregoing.
(b)    Seller, the Companies and Buyer shall use all Reasonable Efforts to promptly and timely negotiate in advance of Closing a termination agreement relating to the Energy Supply Agreements (the “Energy Supply Termination Agreement”) in a form reasonably satisfactorily agreed upon by Seller, the Companies, Buyer and Shell.
(c)    In the event that any action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority challenging any of the transactions contemplated by this Agreement as being in violation of any antitrust Law, each of the Parties shall cooperate with the other Parties and use its Reasonable Efforts to respond to, contest, and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that delays, conditions, prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.7(c) or otherwise in this Agreement shall require any Party or any of their respective Affiliates to propose, negotiate, effect or agree to, the sale, divestiture, license or other disposition of any assets or businesses of such Party or any of its Affiliates or otherwise take any action that limits the freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of such Party or any of its Affiliates.
6.8    Public Statements. Unless otherwise required by applicable Law or stock exchange regulation (based upon the reasonable advice of counsel), the Parties shall consult with each other prior to issuing any public announcement, statement or other disclosure with respect to the transactions contemplated by this Agreement or the other Transaction Documents, and neither Seller nor Buyer shall, and Seller and Buyer shall cause their respective Affiliates not to, issue any such public announcement, statement or other disclosure without having first obtained the prior written consent of the non-issuing Parties. In the event that this Agreement or the other Transaction Documents are required to be disclosed pursuant to applicable Law or pursuant to the rules and regulations of a Governmental Authority or other regulatory agency (e.g., FERC), then the disclosing Party will (i) notify the other Party with reasonable advance notice before such disclosure and (ii) cooperate with the other Party to seek confidential treatment with respect to the disclosure if requested by the other Party.
6.9    No Solicitation. Prior to the earlier of the Closing or the termination of this Agreement, Seller shall not, nor permit its Affiliates or its Representatives to, directly or indirectly, (a) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, any transaction involving any sale, lease, license, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of all or a substantial portion of the Verde Business or the Company Interests, whether by merger, consolidation, business combination, purchase or sale of equity interests or other securities, reorganization or recapitalization, loan, issuance of equity interests or other securities or any other transaction, except for the transactions contemplated by the Transaction Documents (“Verde Acquisition Transaction”), (b) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of a Verde Acquisition Transaction, (c) furnish or cause to be furnished, to any Person, any information concerning the Verde Business in connection with a Verde Acquisition Transaction or (d) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Upon the execution of this Agreement, Seller shall, and shall cause their Affiliates and its Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer) conducted heretofore with respect to any Verde Acquisition Transaction.
6.10    Tax Matters.
(a)    Transfer Taxes. Fifty percent (50%) of all transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes incurred in connection with the transfer, conveyance and delivery of the membership interests and common stock in the Companies (the “Transfer Taxes”) shall be borne by Seller, and the remainder of such Transfer Taxes shall be borne by Buyer. Notwithstanding anything to the contrary in this Section 6.10, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared, filed and paid when due by the Party primarily or customarily responsible under the applicable local law for filing such Tax Returns, and such Party will use all Reasonable Efforts to provide such Tax Returns to the other Party at least ten days prior to the due date for such Tax Returns. Upon the filing of Tax Returns in connection with Transfer Taxes, the filing Party shall provide the other Party with evidence satisfactory to the other Party that such Transfer Taxes have been filed and paid.
(b)    Tax Indemnification. Subject to the other limitations in this Article VI,
(i)    Seller shall indemnify each Company, Buyer and each Affiliate of Buyer and hold them harmless from and against, any Loss attributable to (A) any and all Taxes (other than any Transfer Taxes) for any Pre-Closing Date Tax Period imposed on or with respect to any Company or for which any Verde Party may otherwise be liable, including losses, penalties, taxes and interest relating to the tax matters set forth on Schedule 4.13(b), (B) any Transfer Taxes borne by Seller under the first sentence of Section 6.10(a); (C) any breach of or inaccuracy in any of the representations or warranties made in Section 4.13, and (D) any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation of Seller or its Affiliates in this Section 6.10.
(ii)    Buyer shall indemnify Seller and each Affiliate of Seller and hold them harmless from and against, any Loss attributable to (A) any and all Taxes (other than any Transfer Taxes) for any Post-Closing Date Tax Period imposed on or with respect to any Company or for which any Company may otherwise be liable, (B) any Transfer Taxes borne by Buyer under the first sentence of Section 6.10(a) and (C) any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation of Buyer or its Affiliates in this Section 6.10.
(c)    Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (“Straddle Period”), the amount of any Taxes for such Straddle Period that are treated as belonging to a Pre-Closing Date Tax Period shall, in the case of any Taxes based on or measured by income, receipts or payroll of any Verde Party be determined based on an interim closing of the books as of the close of business on the Closing Date and equal the amount that would be payable if the taxable year ended on the Closing Date, and in the case of any other Taxes of any Verde Party, shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period.
(d)    Responsibility for Preparing and Filing Tax Returns and Paying Taxes; Cooperation. Seller shall prepare and timely file or cause to be prepared and timely filed at its sole cost and expense all Tax Returns required to be filed by or with respect to the Companies for periods ending on or before the Closing Date that are filed after the Closing Date and Seller shall be responsible for, and shall cause to be fully paid to the appropriate Governmental Authority, the amounts of Taxes shown as payable with respect to such Tax Returns. Such Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Law. Not later than fifteen (15) days prior to the due date for filing any such Tax Return, Seller shall provide Buyer with a copy of such Tax Return for review and comment and shall make such revisions to such Tax Return as reasonably requested by Buyer no later than five (5) days prior to the due date for filing such Tax Return. Buyer shall prepare and file or cause to be prepared and filed all other Tax Returns for the Companies that are required to be filed after the Closing Date, including Tax Returns for Straddle Periods, and shall be responsible for, and shall cause to be fully paid to the appropriate Governmental Authority, the amounts of Taxes shown as payable with respect to such Tax Returns. Not later than fifteen (15) days prior to the due date for filing any Tax Return for a Straddle Period, Buyer shall provide Seller with a copy of such Tax Return (together with a calculation of the portion of the Taxes for such Straddle Period allocable to the Pre-Closing Date Tax Period under Section 6.10(c)) for review and comment and shall make such revisions to such Tax Return as reasonably requested by Seller no later than five (5) days prior to the due date for filing such Tax Return. For any Tax Return that Buyer is responsible for filing under this Section 6.10(d), upon request from Buyer (which shall be no earlier than fifteen (15) days before the due date for such Tax Return), Seller shall pay Buyer within seven (7) days thereafter the amount of Taxes owed by the Seller based on its obligations under Section 6.10(b), including Seller’s share of the Taxes for such Straddle Period, as determined in Section 6.10(c); provided that, in the case of a Tax Return for a Straddle Period, such payment shall in no case be due earlier than five (5) days prior to the due date for filing such Tax Return. Each of the Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(e)    Responsibility for Tax Proceedings. Each Party shall promptly notify the other in writing upon its or its Affiliate’s receipt after the Closing Date of notice of any Proceeding relating to Taxes that could result in or affect an indemnification obligation under Section 6.10(b). Seller shall control any Proceeding relating to Taxes of or with respect to a Company for a period ending on or before the Closing Date and Buyer shall control any other Proceeding relating to Taxes of or with respect to a Company, including those relating to a Straddle Period; provided further, that, with respect to a Straddle Period, Buyer shall allow Seller to participate at Seller’s own cost and expense. The Party in control of a Proceeding relating to Taxes under this Section 6.10(e) shall keep the other Party informed of the status of the Proceeding (including providing copies of correspondence and pleadings). Neither Buyer nor Seller shall settle any Proceeding relating to Taxes of or with respect to a Company in a way that would adversely affect the other Party without the other Party’s written consent, which the other Party shall not unreasonably withhold, condition, or delay. Buyer and Seller shall each provide the other with all information reasonably necessary to conduct any Proceeding relating to Taxes of or with respect to a Company.
(f)    Tax Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving any of the Companies (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes) shall be terminated as of the Closing Date and, after the Closing Date, none of the Seller nor any Company shall be bound thereby or have any liability thereunder.
(g)    Tax Refunds and Overpayments. If, after the Closing Date, Buyer or any of its Affiliates (i) receives any refund (whether by payment, offset, credit or otherwise) or (ii) utilizes any overpayment, in either case, of any Tax which is the responsibility of Seller under Section 6.10(b), Buyer shall pay to Seller the amount of the refund or the utilized overpayment (including any interest received from the applicable Tax authority but less any reasonable costs and expenses incurred in connection with receiving or utilizing such refund or overpayment). If, after the Closing Date, Seller or any of its Affiliates (a) receives any refund (whether by payment, offset, credit or otherwise) or (b) utilizes any overpayment, in either case, of any Tax which is the responsibility of Buyer under Section 6.10(b), Seller shall pay to Buyer the amount of the refund or the utilized overpayment (including any interest received from the applicable Tax authority but less any reasonable costs and expenses incurred in connection with receiving or utilizing such refund or overpayment). Each of the Parties agrees (i) to use its commercially reasonable efforts to claim any such refund or to utilize any such overpayment and to furnish to the other such information, records and assistance as reasonably requested to verify the amount of the refund or overpayment and (ii) to notify the other within 15 days following the discovery of a right to claim any such refund or overpayment and the receipt of any such refund or utilization of any such overpayment. Any payment due under this Section 6.10(f) shall be paid within 30 days after the relevant refund is received or the relevant overpayment is utilized.
(h)    Tax Treatment and Allocations. With respect to the Companies being acquired hereunder, each of the Parties hereby agrees that the purchase and sale of the Company Interests under this Agreement is properly treated as a taxable purchase of the underlying assets of Seller for federal income Tax purposes. The Parties further agree to prepare and file or cause to be prepared and filed all Tax Returns in all respects and for all purposes consistent with such Tax treatment. No Party shall take any position (whether in Proceedings, Tax Returns or otherwise) that is inconsistent with such Tax treatment. Since the transaction is treated as an acquisition of assets, the Parties agree that the payments attributable to the Cash Consideration and the Closing Date Working Capital (the “Base Consideration”), as adjusted, and the liabilities of the Companies (plus other relevant items) will be allocated to the assets of the Companies in a manner consistent with the fair market values set forth in the Base Consideration Allocation Schedule. Within ninety (90) days after the Closing, Buyer shall provide Seller with a proposed allocation of the Base Consideration (and any other items constituting consideration paid by Buyer or received by Seller in connection with the disposition of the membership interests) among the assets of the Companies in a manner consistent with Section 1060 of the Code (“Base Consideration Allocation Schedule”).  If Seller disputes any amount reflected on the Base Consideration Allocation Schedule, Seller shall notify Buyer in writing of Seller’s objections in reasonable detail on or before the thirtieth (30th) day after Buyer’s delivery to Seller of the Base Consideration Allocation Schedule.  If Seller so objects, and if the Parties have not agreed on a resolution of those objections, then within twenty (20) days after the forty-fifth (45th) day following the delivery of Seller’s notice of objection pursuant to this Section 6.10(h), Buyer or Seller may require that the dispute components of the Base Consideration Allocation Schedule be resolved by an Independent Accountant in the same manner as provided in Section 2.5(c).  The costs and expenses of the Independent Accountant shall be shared equally by Buyer and Seller. The Parties shall use their reasonable efforts to cause the Independent Accountant to render a written decision resolving the matter within twenty (20) days following submission thereof.  The Base Consideration Allocation Schedule, as agreed upon by the Parties or as determined by the Independent Accountant, will be used by Buyer and Seller as the basis for reporting asset values and other items for all purposes (including financial accounting and Tax purposes) (including any Tax Returns required to be filed under Section 1060(b) of the Code and the Treasury Regulations thereunder).  Buyer and Seller shall not assert, in connection with any Proceeding with respect to Taxes, (i) any asset values or other items inconsistent with the allocations set forth on the Base Consideration Allocation Schedule or (ii) any position inconsistent with the tax treatment provided herein. The Parties shall file all Tax Returns, including, in the case of Buyer, IRS Form 8594, in a manner consistent with such values, and no Party shall take any position in any Tax Return that is inconsistent with the Base Consideration Allocation Schedule, as adjusted, unless required to do so by a final determination as defined in Section 1313 of the Code. The Parties agree to promptly advise each other regarding the existence of any Proceeding related to the tax treatment of this transaction or the Base Consideration Allocation Schedule, as mutually agreed upon.
(i)    Post-Closing Actions. Except with respect to the initial preparation of a Tax Return for a Straddle Period pursuant to Section 6.10(d), neither Buyer nor any of its Affiliates shall (i) amend, refile, revoke or otherwise modify any Tax Return or Tax election of any Company with respect to a Pre-Closing Date Tax Period, (ii) make any Tax election that has retroactive effect to any such Pre-Closing Date Tax Period, (iii) take any action to extend the applicable statute of limitations with respect to any Tax Return for any Pre-Closing Date Period, in each case without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned, or delayed or, (iv) for a period of four years following Closing, make application to obtain state sales and income tax clearance certification with regard to the Companies from any state in which the Companies operate (excluding notices and information required by the state taxing authorities).
(j)    Conflict. In the event of a conflict between the provisions of this Section 6.10 and any other provision of this Agreement, this Section 6.10 shall control.
6.11    Termination of Related Party Transactions. Except for the Contracts listed in Schedule 6.11, the Seller shall cause all Contracts or other arrangements between any Company, the Seller, any Affiliate of any Company and the Seller, and any officers, directors and employees thereof, on the one hand, and any Company, on the other hand (including the transactions set forth on Schedule 4.18 and any amounts due to/from affiliates on the Verde Financial Statements, to be terminated on or prior to the Closing without any loss, liability or expense of any Company paid or remaining thereunder, except for the Transaction Documents.
6.12    Resignations. At or prior to the Closing, Seller shall cause the officers, employees and directors of the Companies set forth on Schedule 6.12 of the Company Disclosure Schedules to resign or be removed from such positions. All other employees shall remain in place following the Closing. For the avoidance of doubt, the employment agreements specified on Schedule 6.12 shall remain in effect following the Closing.

6.13    Release of Liens. Prior to, or concurrently with, the Closing, the Seller shall have obtained and provided to Buyer releases of any Liens on any Company or Company Interest and all or any portion of the Verde Business, including the Contracts and Verde Assets, except for Permitted Liens, and shall provide proof of such releases and payment in full in a form and substance reasonably acceptable to Buyer at the Closing.
6.14    Financial Statements. Seller shall provide reasonable assistance and cooperation to Buyer in connection with the obligations of Guarantor to prepare and file with the Securities and Exchange Commission (the “SEC”) the financial information of the Companies required to be included by Guarantor in its current and periodic reports filed under the Exchange Act, including Item 9.01 of Form 8-K, and in registration statements and prospectus supplements filed under the Securities Act by providing to Buyer the relevant financial statements and records, documents and information that is available to Seller regarding the Companies and their respective Affiliates, and requesting for PricewaterhouseCoopers (or another mutually agreed upon public accounting firm) to provide such customary reviews, consents, comfort letters and documents that may be required or reasonably necessary in connection therewith; and providing to Buyer’s employees and independent accountants such access, information and records as they may reasonably request for purposes of the foregoing; provided, however, that in no case shall Seller be required to deliver any reports, documents or other information outside that which Seller prepares (or causes to be prepared) in the ordinary course of business consistent with past practice; provided, further, that, if, upon the request of Buyer, Seller (in its sole discretion) prepares (or causes to be prepared) any report, document or other information outside of the ordinary course of business consistent with past practice, then Buyer shall reimburse the fees and expenses incurred by Seller in connection with the preparation of such report, document or other information.
6.15    Employee Benefits; Employment Agreements.
(a)    During the period commencing at Closing and ending on the date that is eighteen (18) months from the Effective Date (or if earlier, the date of the employee’s termination of employment with the applicable Company or Affiliate thereof), Buyer shall, and shall cause the Companies (as applicable) to, provide each Employee who remains employed immediately after Closing (“Company Continuing Employee”) with: (i) base salary or hourly wages no less than the base salary or hourly wages provided by such Company (as applicable) immediately prior to the Closing; (ii) target incentive opportunities, if any, that are no less than the target cash incentive opportunities provided by such Company (as applicable) immediately prior to the Closing; and (iii) retirement and welfare benefits under the Buyer Benefit Plans (as defined in Section 6.15(b) below) that are no less favorable in the aggregate than those provided by the Companies immediately prior to the Closing.
(b)    With respect to any employee benefit plan maintained by Buyer or its Subsidiaries or Affiliates (collectively, “Buyer Benefit Plans”) in which any Company Continuing Employees will participate effective as of or after Closing, Buyer shall, or shall cause the applicable Company to, recognize all service of the Company Continuing Employees with such Company, or any predecessor of such Company, as if such service were with Buyer, for all purposes in any Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Closing; provided, however, such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Benefit Plan.
(c)    This Section 6.15 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.15, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.15. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 6.15 shall not create any right in any Employee or any other Person to any continued employment with the Companies, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever. Notwithstanding any interpretation or construction of any provision herein to the contrary, the Parties acknowledge and agree that any employment of any Company Continuing Employees on and after the Closing Date shall be deemed to be employment “at-will” and subject to termination at any time by either employee or by any of the Companies for any reason or no reason, including without limitation with or without “Cause” or with or without “Good Reason,” except as otherwise provided under the Amended and Restated Employment Agreements.

(d)    Buyer shall (i) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Company Continuing Employees under any Buyer Benefit Plan that is a welfare benefit plan (as defined in Section 3(1) of ERISA) and which is made available to Company Continuing Employees following the Closing Date by Buyer or one of its Affiliates to the extent such limitations or conditions would have been satisfied or waived under the terms of the comparable Verde Benefit Plan prior to the Closing Date, and (ii) provide credit to Company Continuing Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under the corresponding Verde Benefit Plan during the portion of the relevant plan year including the Closing Date.
(e)    Following the Closing, Buyer shall, or shall cause the applicable Company to, honor the Amended and Restated Employment Agreements. Any payments of salary and other compensation including incentives and severance under the Amended and Restated Employment Agreements shall be the responsibility of the Companies and shall be deducted as an expense in the calculation of Adjusted EBITDA for purposes of the calculation of the Earnout Payments.
Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any employee benefit plan or arrangement, or shall limit the right of Buyer, the Companies or any of their Affiliates to amend, terminate or otherwise modify any employee benefit plan or arrangement sponsored by Buyer, the Companies or any of their Affiliates following the Closing Date. In the event that (i) a Person not a party to this Agreement makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any employee benefit plan or arrangement sponsored by Buyer, the Companies or any of their Affiliates, and (ii) such provision is deemed to be an amendment to such plan or arrangement even though not explicitly designated as such in this Agreement, then such provision shall lapse retroactively and shall have no amendatory effect. The parties acknowledge and agree that all provisions contained in this Section 6.15 with respect to the Company Continuing Employees are included for the sole benefit of the parties, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any current or former employees, directors or independent contractors, any participant in any employee benefit plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Buyer, the Companies or any of their Affiliates.
6.16    Confidentiality.
(a)    Buyer acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Buyer pursuant to this Agreement.
(b)    If this Agreement is, for any reason, terminated prior the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.
6.17    Books and Records. In order to facilitate the resolution of any claims made against or incurred by Seller prior to Closing, or for any other reasonable purpose, Buyer shall (i) retain the books and records (including personnel files) of the Companies relating to periods prior to the Closing in accordance with Buyer’s record retention policies, GAAP and applicable Law; and (ii) upon reasonable notice, afford Seller and its representatives reasonable access during normal business hours, to such books and records of the Companies.
6.18    Replacement Energy Supply; Release of Guarantees and Credit Support Arrangements.

(a)    Buyer shall use Reasonable Efforts to enter into the Replacement Energy Supply Arrangements prior to Closing.
(b)    Schedule 6.18(b) of the Company Disclosure Schedules sets forth a complete list of all deposits, cash collateral, guarantees, bonds, letters of credit or other financial assurances related to the Verde Business in place as of the date of this Agreement. From time to time until the Closing, Seller shall update Schedule 6.18(b) for changes to any of the items identified on such schedule. The items set forth on Schedule 6.18(b) are referred to as the “Replaced Credit Support”. Commencing on the date of this Agreement and continuing until all of the Replaced Credit Support has been replaced, Buyer shall use Reasonable Efforts to make arrangements for any Replaced Credit Support provided for Seller and its Affiliates to be terminated as of the Closing if possible or at the earliest practicable time thereafter if such credit support cannot be replaced effective as of the Closing. Buyer shall use Reasonable Efforts to arrange for Seller and its Affiliates (other than the Companies) to be fully and unconditionally released and discharged from all past, present and future liability under such Replaced Credit Support, and for such Replaced Credit Support to be returned to Seller as soon as reasonably practicable. To the extent that a full and unconditional release cannot be obtained with respect to any such Replaced Credit Support, Buyer shall fully indemnify Seller and its Affiliates against any Losses relating to such Replaced Credit Support.
6.19    Non-Parties. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of, or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons that are Parties hereto. No Person who is not a named party to this Agreement, including any Affiliate, agent, attorney, or representative of any Party (such Persons, “Non-Party Affiliates”), shall have any liability (whether in contract or tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under this Agreement or for any claim based on this Agreement or its negotiation or execution, and each Party waives and releases all such liabilities, claims, and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third party beneficiaries of this provision of this Agreement.
6.20    Plant Closings and Mass Layoffs. Buyer shall not, and shall cause the Companies not to, take any action following the Closing that could result in WARN Act liability during the first year following the Closing.
6.21    Director and Officer Indemnification and Insurance.
(a)    Buyer agrees that all rights to indemnification, advancement of expenses, and exculpation by each Company now existing in favor of each Person who is now an officer or director of such Company, as provided in the Organizational Documents of such Company, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof and disclosed in Schedule 6.21(a), shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.
(b)    The obligations of Buyer under this Section 6.21 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 6.21 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 6.21 applies shall be third-party beneficiaries of this Section 6.21, each of whom may enforce the provisions of this Section 6.21).
(c)    In the event Buyer, any Company, or any of their respective Affiliates, successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or such Company, as the case may be, shall assume all of the obligations set forth in this Section 6.21.
(d)    Seller or the Companies may obtain on or prior to the Closing Date, “tail” insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the each Company, in each case with respect to claims arising out of or relating to Events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement), provided, however, that the entire cost of any such policies shall be borne by the Seller or the Companies either as a pre-closing expense or an expense taken into account when calculating Adjusted EBITDA.
6.22    Name Change. Not later than 180 days after the Closing Seller will change its name to eliminate the word “Verde”.

ARTICLE VII
CONDITIONS TO CLOSING
7.1    Conditions to Obligations of all Parties. The respective obligations of each Party to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party (in such Party’s sole discretion):
(a)    Governmental Filings and Consents. The filings of Buyer and Seller pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated. All other necessary and material filings with and consents of any Governmental Authority required for the consummation of the transactions contemplated in this Agreement (including any applicable FERC order pursuant to Sections 203(a)(1) and 203(a)(2) of the Federal Power Act authorizing Buyer’s acquisition of, and Seller’s disposition of, any jurisdictional facilities as submitted by Seller pursuant to Section 6.2) shall have been made and obtained, other than those that are customarily obtained after Closing, and all waiting periods with respect to filings made with Governmental Authorities in contemplation of the consummation of the transactions described herein shall have expired or been terminated.
(b)    Legal Constraints. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect.
7.2    Conditions to Obligations of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by Buyer (in Buyer’s sole discretion):
(a)    Representations and Warranties of Seller. (i) The representations and warranties of the Seller contained in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.7, Section 4.1 and Section 4.2 (the “Seller Fundamental Representations”) shall be true and correct in all respects as of the Execution Date and the Closing Date with the same effect as though made at and as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (ii) the other representations and warranties of Seller in Article III and Article IV of this Agreement shall be true and correct (without regard to qualifications as to materiality or any Seller Material Adverse Effect or Company Material Adverse Effect contained therein) as of the Execution Date and the Closing Date with the same effect as though made at and as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of clause (ii) where the failure of the representations and warranties to be true and correct would not reasonably be expected to have a Seller Material Adverse Effect or Company Material Adverse Effect.
(b)    Performance by Seller. Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Seller on or prior to the Closing Date.

(c)    Energy Supply Agreements. The Energy Supply Agreements shall have been terminated and the costs associated with such termination shall have been paid in full by either Seller or the Companies. Seller, the Companies, Buyer and Shell shall have entered into the Energy Supply Termination Agreement.
(d)    Payment of Indebtedness. Seller shall have paid all Indebtedness of the Companies outstanding at Closing (excluding indebtedness for current trade payables properly included in Estimated Working Capital). All outstanding Liens (excluding Permitted Liens) on the Companies and Company Interests or to which the Verde Assets are subject shall have been released.
(e)    Closing Deliverables. Seller shall have delivered or caused to be delivered all of the closing deliveries set forth in Section 8.2 and the other documents contemplated by this Agreement.
(f)    Material Adverse Effect. Since the Execution Date, there shall not have occurred any Event or Events which has had, or could be reasonably expected to have, individually or in the aggregate, a Seller Material Adverse Effect or a Company Material Adverse Effect.
7.3    Conditions to Obligations of Seller. The obligation of the Seller to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Seller (in their sole discretion):
(a)    Representations and Warranties of Buyer. (i) The representations and warranties of Buyer contained in Section 5.1, Section 5.2, Section 5.3, and Section 5.6 (the “Buyer Fundamental Representations”) shall be true and correct in all respects as of the Execution Date and the Closing Date with the same effect as though made at and as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (ii) the other representations and warranties of Buyer made in this Agreement shall be true and correct (without regard to qualifications as to materiality or any Buyer Material Adverse Effect contained therein) as of the Execution Date and the Closing Date with the same effect as though made at and as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of clause (ii) where the failure of the representations and warranties to be true and correct would not reasonably be expected to have a Buyer Material Adverse Effect.
(b)    Performance. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date.
(c)    Closing Deliverables. Buyer shall have delivered or caused to be delivered all of the closing deliveries set forth in Section 8.3 and the other documents contemplated by this Agreement.
(d)    Replacement Energy Supply Arrangements. The Replacement Energy Supply Arrangements shall be in full force and effect.
(e)    Replacement of Credit Support Arrangements. Buyer shall have replaced, and Seller and its Affiliates shall have been released from any further obligation with respect to, each of the Shell Credit Support Obligations.
ARTICLE VIII
CLOSING
8.1    Closing. Subject to the terms and conditions of this Agreement and unless otherwise agreed in writing by Buyer and Seller, the closing (the “Closing”) of the transactions contemplated by this Agreement will be held at the offices of Buyer, 12140 Wickchester Lane, Suite 100, Houston, Texas 77079 at 9:00 a.m., Houston, Texas time on the last Business Day of the calendar month in which the last of the conditions in Article VII are satisfied or waived (in accordance with the provisions hereof and other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) or such other date, place and time as may be mutually agreed upon by the Parties. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing shall be effective as of the Effective Time.

8.2    Deliveries by Seller. At or before the Closing, Seller will deliver (or cause to be delivered) to Buyer the following:
(a)    a counterpart to that certain assignment of all of the outstanding Interests in the Direct Subsidiaries and certain Registered Intellectual Property to Buyer, dated as of the Closing Date (the “Verde Interests and Trademark Assignment”), substantially in the form of Exhibit D attached hereto, duly executed by Seller;
(b)    stock certificates evidencing the shares of common stock of Verde Inc., free and clear of all Liens, duly endorsed in blank by Seller or accompanied by stock powers or other instruments of transfer duly executed in blank by Seller, with all required stock transfer tax stamps affixed thereto;
(c)    a counterpart to the Energy Supply Termination Agreement, executed by the Seller, Shell and the Companies;
(d)    a counterpart to the Escrow Agreement, executed by the Seller;
(e)    a counterpart to the non-competition and non-solicitation agreement for each of Seller, Lance Lundberg, Thomas FitzGerald and Tony Menchaca in favor of Buyer and the Companies in substantially the form attached as Exhibit E executed by Seller (the “Non-Competition Agreements”) and Lance Lundberg, Thomas FitzGerald and Tony Menchaca, respectively;
(f)    a counterpart to the Amended and Restated Employment Agreement for each of Thomas FitzGerald and Tony Menchaca substantially in the form attached as Exhibit F (the “Amended and Restated Employment Agreements” executed by Thomas FitzGerald and Tony Menchaca;
(g)    the written resignations of the directors, officers and employees of the Companies set forth on Schedule 6.12 of the Company Disclosure Schedules effective as of Closing;
(h)    payoff letters evidencing the Seller’s payment of all Indebtedness (excluding indebtedness for current trade payables properly included in Estimated Working Capital);
(i)    releases of Liens, other than Permitted Liens, evidencing the discharge and removal of all Liens on any assets of the Companies and the Verde Business, including all Liens associated with or arising under the Energy Supply Agreements, including all tangible and intangible Verde Assets and all Verde Contracts and other contracts, if any, other than Permitted Liens;
(j)    all books and records relating to the Companies, the Verde Business (including books of account, Tax returns and supporting work papers, Contract files and the like relating to the Companies and the Verde Business) that are not then in the possession of the Companies;
(k)    an executed statement described in Treasury regulations section 1.1445-2(b)(2) certifying that Seller is neither a disregarded entity nor a foreign person within the meaning of the Code and the Treasury regulations promulgated thereunder;
(l)    a closing certificate, dated as of the Closing Date, duly executed by Responsible Officers of the Seller, certifying that to such officer’s Knowledge, the conditions set forth in Section 7.2(a) and Section 7.2(b), in each case with respect to the Seller, have been satisfied;
(m)    an officer’s certificate, dated as of the Closing Date, duly executed by a Responsible Officer of the Seller, certifying as to and attaching (i) unanimous written consent of the governing authority of Seller authorizing the execution and delivery of this Agreement and the transactions contemplated hereby and (ii) the incumbency of the officers authorized to execute this Agreement on behalf of Seller;

(n)    certificates as of a recent date from the Secretary of State of Delaware and each other State in which each of the Seller and Companies conducts business evidencing that Seller, and such Companies, each is in good standing in such States, as applicable; and
(o)    such other documents, certificates and other instruments as may be reasonably requested by Buyer prior to the Closing Date to carry out the intent and purposes of this Agreement.
8.3    Deliveries by Buyer. At or before the Closing, Buyer will deliver (or cause to be delivered) to Seller the following:
(a)    the Cash Consideration and Estimated Working Capital, by wire transfer of immediately available funds to the account specified by the Seller;
(b)    the Buyer Note;
(c)    if applicable, to those Persons (in accordance with instructions provided in writing by Seller prior to Closing) as shall be necessary to discharge the following liabilities outstanding as of the Closing: (x) any unpaid Change of Control Payment and (y) any unpaid expenses incurred by Seller or the Companies in connection with this Agreement or the transactions contemplated hereby;
(d)    a counterpart to the Verde Interests and Trademark Assignment, duly executed by Buyer;
(e)    a counterpart to the Escrow Agreement, executed by Buyer;
(f)    counterparts to the Non-Competition Agreements signed by Buyer;
(g)    counterparts to the Amended and Restated Employment Agreements signed by Buyer;
(h)    a counterpart to the Energy Supply Termination Agreement executed by Buyer;
(i)    a closing certificate, dated as of the Closing Date, duly executed by a Responsible Officer of Buyer, certifying that to such officer’s Knowledge, the conditions set forth in Section 7.3(a) and Section 7.3(b), in each case with respect to Buyer, have been satisfied;
(j)    an officer’s certificate, dated as of the Closing Date, duly executed by a Responsible Officer of Buyer, certifying as to and attaching (i) unanimous written consent of the managing member of Buyer authorizing the execution and delivery of this Agreement and the transactions contemplated hereby and (ii) the incumbency of the officers authorized to execute this Agreement on behalf of Buyer;
(k)    an executed statement described in Treasury regulations section 1.1445-2(b)(2) certifying that Buyer is neither a disregarded entity nor a foreign person within the meaning of the Code and the Treasury regulations promulgated thereunder;
(l)    certificates as of a recent date from the Secretary of State of New York evidencing that Buyer is in good standing in the State of New York; and
(m)    such other documents, certificates and other instruments as may be reasonably requested by Buyer prior to the Closing Date to carry out the intent and purposes of this Agreement.
ARTICLE IX
TERMINATION RIGHTS
9.1    Termination Rights. This Agreement may be terminated at any time prior to the Closing as follows:

(a)    by mutual written consent of the Parties;
(b)    by any Party if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable order, decree or judgment prohibiting the consummation of the transactions contemplated by this Agreement or the Transaction Documents;
(c)    by any Party in the event that the Closing has not occurred on or prior to August 31, 2017 (the “Termination Date”); provided, however, that (i) Buyer may not terminate this Agreement pursuant to this Section 9.1(c) if such failure of the Closing to occur is due to the failure of Buyer to perform and comply in all material respects with the covenants and agreements to be performed or complied with by Buyer under this Agreement, (ii) Seller may not terminate this Agreement pursuant to this Section 9.1(c) if such failure of the Closing to occur is due to the failure of Seller to perform and comply in all material respects with the covenants and agreements to be performed or complied with by Seller under this Agreement, (iii) either Seller or Buyer may elect to extend the Termination Date to October 31, 2017 in the event that the closing condition set forth in Section 7.1(a) has not been satisfied, provided that the extending Party provides written notice of such extension to the other Party prior to the Termination Date, and (iv) Buyer may elect to extend the Termination Date to November 30, 2017 in the event that a closing condition has not been satisfied by Buyer by making payment to Seller of $500,000, if the Buyer provides notice and payment to the Seller prior to the Termination Date then in effect. In the event of an extension of the Termination Date pursuant to clauses (iii) or (iv) of the preceding sentence, the term Termination Date as used in this Agreement shall refer to the Termination Date as extended pursuant to Section 9.1(c)(iii) or (iv) (as the case may be);
(d)    by Buyer if there shall have been a breach or inaccuracy of any of the Seller’s representations and warranties in this Agreement or a failure by Seller to perform its covenants and agreements in this Agreement, in any such case in a manner that would result in, if occurring and continuing on the Closing Date, the failure of the conditions to the Closing set forth in Section 7.2(a) and Section 7.2(b), unless such failure is reasonably capable of being cured, and the Seller is using all Reasonable Efforts to cure such failure by the Termination Date; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 9.1(d) if (i) any of Buyer’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition set forth in Section 7.3(a) not to be satisfied or (ii) there has been, and continues to be, a failure by Buyer to perform its covenants and agreements in such a manner as would cause the condition set forth in Section 7.3(b) not to be satisfied;
(e)    by the Seller if there shall have been a breach or inaccuracy of Buyer’s representations and warranties in this Agreement or a failure by Buyer to perform its covenants and agreements in this Agreement, in any such case in a manner that would result in, if occurring and continuing on the Closing Date, the failure of the conditions to the Closing set forth in Section 7.3(a) or Section 7.3(b), unless such failure is reasonably capable of being cured, and Buyer is using all Reasonable Efforts to cure such failure by the Termination Date; provided, however, that the Seller may not terminate this Agreement pursuant to this Section 9.1(e) if (i) Seller’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition set forth in Section 7.2(a) not to be satisfied or (ii) there has been, and continues to be, a failure by the Seller to perform its covenants and agreements in such a manner as would cause the condition set forth in Section 7.2(b) not to be satisfied;
9.2    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, all rights and obligations of the Parties under this Agreement shall terminate, except for the provisions of this Section 9.2, Section 6.6, Section 6.8, Article XI and Article XII; provided, however, that no termination of this Agreement shall relieve any Party from any liability for any willful and intentional breach of this Agreement, and all rights and remedies of a non-breaching Party under this Agreement in the case of any such willful and intentional breach, at law and in equity, shall be preserved, including the right to recover reasonable attorneys’ fees and expenses. Except to the extent otherwise provided in the immediately preceding sentence, the Parties agree that, if this Agreement is terminated, the Parties shall have no liability to each other under or relating to this Agreement. In the event of any willful and intentional breach of this Agreement by a Party, the waiver provisions set forth in Section 10.6 shall be inapplicable. For purposes of this Section 9.2 and Section 9.3, “willful and intentional breach” is defined as a Party’s deliberate and conscious non-performance of a material contractual obligation.

9.3    Remedies for Certain Actions.
(a)    If a Party willfully and intentionally breaches this Agreement on or before the Termination Date, then the other Party shall have the following alternative (i.e., non-cumulative) options and remedies:
(i)    to pursue an action in equity seeking the non-performing Party’s specific performance of its obligations to consummate the transactions contemplated by this Agreement and, if successful in such action, then the legal fees and expenses incurred by such Party in pursuing the same shall be borne by the non-performing Party; or
(ii)    to pursue any and all other damages and remedies otherwise available to such Party under this Agreement or at law or in equity; provided however, that the limitations in Section 10.7 shall apply to such other damages and remedies.
(b)    Except as otherwise expressly provided in Section 9.3(a), the Parties’ respective rights and remedies provided in this Agreement shall be deemed cumulative, and any Party’s exercise of any one of such Party’s rights or remedies shall not preclude such Party’s exercise of any other right or remedy then available to it, whether hereunder or at law or in equity; provided, however, that, notwithstanding any provision herein to the contrary, the exercise of such cumulative rights and remedies shall not, separately or in the aggregate, afford Sellers more than a single recovery of their actual, direct damages, subject to Section 10.7.
(c)    For purposes of Section 9.2 and this Section 9.3, a failure by Buyer to consummate the transactions contemplated by this Agreement because it does not have sufficient funds available to consummate the transactions contemplated hereby shall constitute a willful and intentional breach of this Agreement.
ARTICLE X
INDEMNIFICATION
10.1    Indemnification by Seller. Subject to the terms of this Article X, from and after the Closing, Seller shall indemnify and hold harmless Buyer and its members, managers, directors, officers, employees, consultants and permitted assigns (collectively, the “Buyer Indemnitees”), to the fullest extent permitted by Law, from and against any losses, claims, damages, liabilities and costs and expenses (including reasonable attorneys’ fees and reasonable expenses of investigating, defending and prosecuting litigation) (collectively, “Losses”) incurred or suffered by the Buyer Indemnitees as a result of, caused by, arising out of or relating to (other than with respect to Section 4.13 or Section 6.10 it being understood that the sole remedy for any such inaccuracy in or breach thereof shall be pursuant to Section 6.10):
(a)    any breach or inaccuracy of the Seller of any of the Seller Fundamental Representations (in each case, when made);
(b)    any breach or inaccuracy of any of the other representations or warranties (in each case, when made) of Seller contained in this Agreement;
(c)    any breach of any of the covenants or agreements of Seller contained in this Agreement; and
(d)    the Indemnified Litigation Claims.
10.2    Indemnification by Buyer. Subject to the terms of this Article X, from and after the Closing, Buyer shall indemnify and hold harmless Seller and its members, managers, directors, officers, employees, consultants and permitted assigns (collectively, the “Seller Indemnitees”), to the fullest extent permitted by Law, from and against any Losses incurred or suffered by the Seller Indemnitees as a result of, caused by, arising out of or relating to:
(a)    any breach or inaccuracy of Buyer of any of the Buyer Fundamental Representations (in each case, when made);

(b)    any breach or inaccuracy of any of the other representations or warranties (in each case, when made) of Buyer contained in this Agreement; and
(c)    any breach of any of the covenants or agreements of Buyer contained in this Agreement (other than with respect to Section 6.10 it being understood that the sole remedy for any such inaccuracy in or breach thereof shall be pursuant to Section 6.10).
10.3    Limitations and Other Indemnity Claim Matters. Notwithstanding anything to the contrary in this Article X or elsewhere in this Agreement (subject to Section 10.3(g)), from and after the Closing, the following terms shall apply to any claim for monetary damages arising out of this Agreement or related to the transactions contemplated hereby:
(a)    De Minimis. No indemnifying party (an “Indemnifying Party”) will have any liability under this Article X in respect of any individual claim involving Losses arising under Section 10.1(b) or Section 10.2(b) to any Indemnitee of less than $50,000 (each, a “De Minimis Claim”).
(b)    Deductible.
(i)    Seller will not have any liability under Section 10.1(b) unless and until the Buyer Indemnitees shall have suffered Losses in excess of $500,000 in the aggregate (the "Seller Deductible") arising from Claims under Section 10.1(b) that are not De Minimis Claims and then recoverable Losses claimed under Section 10.1(b) shall be limited to those that exceed the Seller Deductible.
(ii)    Buyer will not have any liability under Section 10.2(b) unless and until the Seller Indemnitees shall have suffered Losses in excess of $500,000 in the aggregate (the "Buyer Deductible") arising from Claims under Section 10.2(b) that are not De Minimis Claims and then recoverable Losses claimed under Section 10.2(b) shall be limited to those that exceed the Buyer Deductible.
(c)    Cap.
(i)    Buyer’s aggregate liability under Section 10.2(b) shall not exceed $4,000,000.
(ii)    Seller’s aggregate liability under Section 10.1(b) shall not exceed $4,000,000.
(iii)    Under no circumstances shall Seller’s liability under this Article X exceed the Base Consideration plus the Earnout Payment.
(d)    Survival; Claims Period.
(i)    The representations and warranties of the Parties under this Agreement shall survive the execution and delivery of this Agreement and shall continue in full force and effect until the eighteen (18) month anniversary of the Closing Date (the “Expiration Date”); provided that (1) the Buyer Fundamental Representations and the Seller Fundamental Representations shall survive indefinitely (the “Fundamental Expiration Date”) and (2) the representations and warranties in Section 4.13 shall survive for a period equal to the applicable statute of limitations plus an additional sixty days.
(ii)    No action for a breach of any representation or warranty contained herein shall be brought after the Expiration Date or the Fundamental Expiration Date, as applicable, except for claims of which a Party has received a Claim Notice setting forth in reasonable detail the claimed misrepresentation or breach of warranty with reasonable detail, prior to the applicable Expiration Date.
(e)    Calculation of Losses. In calculating amounts payable to any Indemnitee (each such person, an “Indemnified Party”) for a claim for indemnification hereunder, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant or agreement and shall be computed net of (i) payments actually recovered by the Indemnified Party under any insurance policy with respect to such Losses and (ii) any indemnity, contribution or other similar payment received by the Indemnified Party from any Person other than the applicable Indemnifying Party with respect to such Losses, and (iii) any Tax benefit that is actually realized by the Indemnified Party or any of its Affiliates arising from the incurrence of, or payment with respect to, such Losses. The Indemnified Party shall use Reasonable Efforts to recover under insurance policies or indemnity contribution or other similar agreements for any Losses under this Agreement.
(f)    Materiality. For purposes of determining whether any representation or warranty has been breached or contains any inaccuracy, any references to Material Adverse Effect, materiality or other similar qualifications contained in the representations and warranties shall not be disregarded. For purposes of calculating the amount of any damages arising as a result of such breach or inaccuracy, any Material Adverse Effect, materiality or other similar qualifications contained in the representations and warranties shall be disregarded.
(g)    Mitigation. Each Party will use its Reasonable Efforts to mitigate (including by causing its respective Indemnified Parties to use Reasonable Efforts to mitigate) any Losses for which such Party is or may become entitled to be indemnified hereunder, including by timely claiming any Tax benefits that may arise as a result of such Losses.
(h)    Verde Financial Statements. With respect to the representations and warranties contained in Section 4.3 regarding the Verde Financial Statements, none of Buyer or any Buyer Indemnitee shall have any claim for indemnification under this Article X in connection with any revaluation of goodwill of the Companies following Closing.
10.4    Indemnification Procedures.
(a)    Each Indemnitee agrees that promptly after it becomes aware of facts giving rise to a claim by it for indemnification pursuant to this Article X, including receipt by it of notice of any Proceeding, by any third party with respect to any matter as to which it claims to be entitled to indemnity under the provisions of this Agreement, such Indemnitee must assert its claim for indemnification under this Article X (each, a “Claim”) by providing a written notice (a “Claim Notice”) to the Indemnifying Party allegedly required to provide indemnification protection under this Article X. Such Claim Notice shall (i) specify, in reasonable detail, the nature and basis for such Claim (e.g., the underlying representation, warranty, covenant or agreement alleged to have been breached), (ii) include copies of all material written evidence of such Claim, (iii) indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained and (iv) include a formal demand for indemnification under this Agreement. Notwithstanding the foregoing, an Indemnitee’s failure to send or delay in sending a third party Claim Notice will not relieve the Indemnifying Party from liability hereunder with respect to such Claim except to the extent the Indemnifying Party is materially prejudiced by such failure or delay and except as is otherwise provided herein. If the indemnified party knowingly failed to notify the Indemnifying Party thereof in accordance with the provisions of this Agreement in sufficient time to permit the indemnifying party or its counsel to defend against such matter and to make a timely response thereto including any responsive motion or answer to a complaint, petition, notice or other legal, equitable or administrative process relating to the Claim, the Indemnifying Party’s indemnity obligation relating to such Claim shall be limited to the extent that such knowing failure to notify the Indemnifying Party has actually resulted in material prejudice or damage to the Indemnifying Party.
(b)    In the event of the assertion of any third party Claim for which, by the terms hereof, an Indemnifying Party is obligated to indemnify an Indemnitee, the Indemnifying Party will have the right, at such Indemnifying Party’s expense, to assume the defense of same including the appointment and selection of counsel on behalf of the Indemnitee so long as such counsel is reasonably acceptable to the Indemnitee. If the Indemnifying Party elects to assume the defense of any such third party Claim, it shall within 30 days of its receipt of the Claim Notice notify the Indemnitee in writing of its intent to do so. Any such contest may be conducted in the name and on behalf of the Indemnifying Party or the Indemnitee as may be appropriate. The Indemnifying Party will have the right to settle or compromise or take any corrective or remediation action with respect to any such Claim by all appropriate proceedings, which proceedings will be diligently prosecuted by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party. The Indemnitee will be entitled, at its own cost, to participate with the Indemnifying Party in the defense of any such Claim. If the Indemnifying Party assumes the defense of any such third-party Claim but fails to diligently prosecute such Claim, or if the Indemnifying Party does not assume the defense of any such Claim, the Indemnitee may assume control of such defense and in the event it is determined pursuant to the procedures set forth in this Article X that the Claim was a matter for which the Indemnifying Party is required to provide indemnification under the terms of this Article X, the Indemnifying Party will bear the reasonable costs and expenses of such defense (including reasonable attorneys’ fees and expenses).
(c)    If requested by the Indemnifying Party, the Indemnitee agrees to reasonably cooperate with the Indemnifying Party and its counsel in contesting any Claim that the Indemnifying Party elects to contest or, if appropriate, in making any counterclaim against the Person asserting the Claim, or any cross-complaint against any Person, and the Indemnifying Party will reimburse the Indemnitee for any reasonable expenses incurred by it in so cooperating.
(d)    Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party will not be permitted to settle, compromise, take any corrective or remedial action or enter into an agreed judgment or consent decree, in each case, that subjects the Indemnitee to any criminal liability, requires an admission of guilt, wrongdoing or fault on the part of the Indemnitee or imposes any continuing obligation on or requires any payment from the Indemnitee or its Affiliates without the Indemnitee’s prior written consent.
(e)    Notwithstanding anything in this Article X to the contrary, any indemnification payment to be made to an Indemnitee pursuant to this Article X shall be effected by wire transfer of immediately available funds from the Indemnifying Party to an account designated by the Indemnitee within ten (10) days after the final determination thereof.
(f)    For the avoidance of doubt, the Parties acknowledge that Losses relating to potential indemnity claims (including any potential indemnity claims that may be subject to the limitations of Section 10.3) may be funded by the Companies pending final resolution of the amount of any such Losses and determination of whether they are subject to indemnity hereunder.
10.5    Tax Treatment. Any payments made to any Party pursuant to Article X or Section 6.10 shall constitute an adjustment of the Base Consideration for Tax purposes and shall be treated as such by the Parties on their Tax Returns to the extent permitted by Law.
10.6    Sole and Exclusive Remedies. Notwithstanding any other term herein and except for remedies that cannot be waived as a matter of applicable Law, but without stating any other limitation, the sole and exclusive remedies of the Parties arising out of or resulting from any breach of any representation, warranty, covenant or agreement in this Agreement will be strictly limited to those contained in this Article X. In furtherance of the foregoing, except for remedies that cannot be waived as a matter of applicable Law, to the maximum extent permitted by applicable Law, Buyer hereby waives and (if necessary to give effect to this Section) will cause each of the Buyer Indemnitees to waive, any and all rights, claims and causes of action of Buyer against the Sellers and their Affiliates as a matter of Contract, equity, under or based upon any applicable Law or other Legal Requirements or otherwise (including for rescission), except and to the extent expressly stated in this Article X.
10.7    No Special Losses. Notwithstanding any other term herein, no Party will be obligated to any other Party or Person for any consequential, incidental, indirect, special, exemplary or punitive damages or Losses based thereon, including damages or Losses with respect to loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity, and no Party will be obligated to any other Party or Person for any Losses or damages determined as a multiple of income, revenue or the like, relating to the breach of any representation, warranty, covenant or agreement herein (except and to the extent that the Indemnified Party has been required to pay such damages to any third Person).
10.8    No Reliance. (a) THE REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN ARTICLE III AND ARTICLE IV CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THE REPRESENTATIONS AND WARRANTIES OF BUYER CONTAINED IN ARTICLE V

CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF BUYER TO SELLER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. NEITHER PARTY IS RELYING ON ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN ARTICLES III, IV AND V, NO PARTY OR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SUCH PARTY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND EACH PARTY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SUCH PARTY OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING WITH RESPECT TO THE DISTRIBUTION OF, OR ANY PERSON’S RELIANCE ON, ANY INFORMATION, DISCLOSURE OR OTHER DOCUMENT OR OTHER MATERIAL MADE AVAILABLE TO ANY PARTY IN ANY DATA ROOM, ELECTRONIC DATA ROOM, MANAGEMENT PRESENTATION OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT). EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, EACH PARTY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING) TO ANY OTHER PARTY OR ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO ANY PARTY OR ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT OR REPRESENTATIVE OF SUCH PARTY OR ANY OF ITS AFFILIATES).
10.9    Set-Off; No Double Counting.
(a)    Buyer Indemnitees shall have the option, in their sole discretion, to offset any or all of their Losses for Indemnified Litigation Claims, Tax Claims, other Losses under this Article X (subject to the limitations in this Article X), and the Indeterminate Loss Amounts, against the unpaid principal of, and all accrued and unpaid interest under, the Buyer Note and/or any Earnout Payment on a dollar for dollar basis, provided that any such setoff against the Buyer Note shall be made first against accrued and unpaid interest and then against principal.
(b)    No Loss shall be recoverable pursuant to this Article X to the extent it has been taken into account in calculating Closing Date Working Capital
ARTICLE XI
GOVERNING LAW, CONSENT TO JURISDICTION AND JURY TRIAL WAIVER
11.1    Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
11.2    Consent to Jurisdiction. The Parties irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if under applicable Law exclusive jurisdiction over the applicable matter is vested in the federal courts, any court of the United States located in the State of Delaware) for the purposes of any Proceeding arising out of this Agreement or the transactions contemplated hereby (and each Party agrees that no such Proceeding relating to this Agreement or the transactions contemplated hereby shall be brought by it except in such courts). The Parties irrevocably and unconditionally waive (and agree not to plead or claim) any objection to the laying of venue of any Proceeding arising out of this Agreement or the transactions contemplated hereby in (i) any state or federal court sitting in the State of Delaware, or (ii) any state appellate court therefrom within the State of Delaware or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties hereto also agrees that any final and non-appealable judgment against a Party hereto in connection with any Proceeding shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.
11.3    JURY TRIAL WAIVER. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.3.
ARTICLE XII
GENERAL PROVISIONS
12.1    Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of the Parties hereto.
12.2    Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the Party or Parties entitled to the benefits thereof only by a written instrument signed by the Party or Parties granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
12.3    Notices. Any notice, demand or communication required or permitted under this Agreement shall be in writing and delivered personally, by reputable overnight delivery service or other courier or by certified mail, postage prepaid, return receipt requested, and shall be deemed to have been duly given (a) as of the date of delivery if delivered personally or by overnight delivery service or other courier, or (b) on the date receipt is acknowledged if delivered by certified mail, addressed as follows; provided that a notice of a change of address shall be effective only upon receipt thereof:
If to Buyer to:
CenStar Energy Corp.
12140 Wickchester Lane, Suite 100
Houston, TX 77079
Attention: Chief Executive Officer

With a copy to:
Spark Energy, Inc.
12140 Wickchester Lane, Suite 100
Houston, TX 77079
Attention: General Counsel
With a copy to:
Clint H. Smith
Fishman Haygood, LLP
201 St. Charles Avenue, Suite 4600
New Orleans, LA 70170

If to Seller to:
Verde Energy USA Holdings, LLC
101 Merritt 7, Second Floor
Norwalk, CT 06851
Attention: Chief Executive Officer

With a copy to:
Stephen J. Geissler, Esq.
Stephen J. Geissler, Esq., LLC
68 Warren Glen
Burlington, CT 06013

With a copy to:
William S. Lamb
Baker Botts LLP
30 Rockefeller Plaza
New York, NY 10112

12.4    Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. No Party may assign or transfer this Agreement or any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties; provided that Buyer may assign its rights (but not its obligations) to an Affiliate of Buyer without the consent of Seller, provided, however, that no such assignment shall relieve either Buyer or Guarantor of any of their respective obligations hereunder.
12.5    Third Party Beneficiaries. Except as provided in Article X and the last sentence of Section 6.22(b), (a) this Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns; (b) none of the provisions of this Agreement shall be for the benefit of or enforceable by any third party, including any creditor of any Party or any of their Affiliates; and (c) no such third party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any claim in respect of any liability (or otherwise) against any other Party.
12.6    Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, among the Parties or between any of them with respect to such subject matter.

12.7    Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such provision or portion of any provision shall be severable and the invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
12.8    Representation by Counsel. Each Party agrees that it cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Therefore, the Parties waive the application of any Law providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.
12.9    Disclosure Schedules. The inclusion of any information (including dollar amounts) in any section of the Seller Disclosure Schedules, the Company Disclosure Schedules or the Buyer Disclosure Schedules shall not be deemed to be an admission or acknowledgment by a Party that such information is required to be listed on such section of the Seller Disclosure Schedules, the Company Disclosure Schedules, or the Buyer Disclosure Schedules or is material to or outside the ordinary course of the business of such Party or the Person to which such disclosure relates. The information contained in this Agreement, the Exhibits and the Schedules is disclosed solely for purposes of this Agreement, and no information contained in this Agreement, the Exhibits or the Schedules shall be deemed to be an admission by any Party to any third Person of any matter whatsoever (including any violation of a legal requirement or breach of contract). The disclosure contained in one disclosure schedule contained in the Seller Disclosure Schedules, the Company Disclosure Schedules, or the Buyer Disclosure Schedules may be incorporated by reference into any other disclosure schedule contained therein, and shall be deemed to have been so incorporated into any other disclosure schedule so long as it is readily apparent on the face of such disclosure that the disclosure is applicable to such other disclosure schedule.
12.10    Electronic Signatures; Counterparts. This Agreement may be executed by electronic transmission of signatures by any Party (i.e., portable document format or similar method) and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required. This Agreement may be executed in one or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.
12.11    Guaranty of Buyer’s Obligations. Guarantor hereby irrevocably and unconditionally guarantees to Seller (the “Guaranty”) on the terms and conditions set forth herein, the prompt payment when due (subject to written demand by Seller to Guarantor) of any and all payment obligations owed by Buyer under this Agreement or any of the Transaction Documents, including, but not limited to, any claim for indemnification from Buyer by Seller or a Seller Indemnitee. In addition, Guarantor shall reimburse Seller for all sums (if any) paid to Seller by Buyer, which Seller is subsequently required to return to Buyer (or a representative of Buyer’s creditors) as a result of Buyer’s bankruptcy, insolvency or any similar proceeding. This Guaranty is an independent guaranty of payment and not of collection. Seller shall not be required to proceed first against Buyer or any other person, firm, corporation or other entity before resorting to Guarantor for payment under this Guaranty. This Guaranty is in no way conditioned on or contingent upon (i) any attempt to enforce (in whole or in part) against Buyer any of the obligations under this Agreement or any of the Transaction Documents, (ii) the existence or continuance of Buyer as a legal entity, (iii) the consolidation or merger of Buyer with or into any other entity, (iv) the sale, lease or disposition by Buyer of all or substantially all of its assets to any other entity, (v) the bankruptcy or insolvency of Buyer, (vi) the admission by Buyer of its inability to pay its debts as they mature, or (vii) the making by Buyer of a general assignment for the benefit of, or entering into a composition or arrangement with, creditors. Each failure by Guarantor to pay or perform any of the obligations under this Guaranty shall give rise to a separate cause of action, and separate suits may be brought hereunder as each cause of action arises. Guarantor reserves the right to assert defenses which Buyer may have to payment or performance of any guaranteed obligation other than defenses arising from the bankruptcy or insolvency of Buyer and other defenses expressly waived hereby. Guarantor is a party to this Agreement solely for the purpose of providing the guaranty under this Section 12.11 and for no other purpose.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its respective duly authorized officers as of the date first above written.

SELLER:

VERDE ENERGY USA HOLDINGS, LLC

By:    /s/ Thomas FitzGerald
Name: Thomas FitzGerald
Title: Chief Executive Officer

BUYER:

CENSTAR ENERGY CORP.

By:    /s/ Nathan Kroeker
Name: Nathan Kroeker
Title: Chief Executive Officer

GUARANTOR:

SPARK ENERGY, INC.
(solely for the purposes of providing the guaranty in Section 12.11.)

By:    /s/ Nathan Kroeker
Name: Nathan Kroeker
Title: Chief Executive Officer

Signature Page to
Membership Interest and Stock Purchase Agreement

EXHIBIT A
DEFINITIONS
(a)    “Adjusted EBITDA” means EBITDA, less (i) customer acquisition costs incurred in the current period (notwithstanding any election or mandate under GAAP to amortize such costs over a longer time period), (ii) net gain (loss) on derivative instruments, and (iii) net current period cash settlements on derivative instruments, plus, and (iv) non-cash compensation expense. Buyer shall provide accounting, treasury and finance services to the Companies at no charge to the Companies and the cost of such services as specified in the Integration Framework shall be specifically excluded from the calculation of Adjusted EBITDA hereunder. In calculating Adjusted EBITDA during the Earnout Period, the calculation shall include (A) the Companies’ allocable share of the reasonable cost of all services (including, without limitation, customer support services) provided by Buyer or any of its Affiliates during the Earnout Period as specified in the Integration Framework, but only to the extent provided in connection with the operation of the Verde Business and with such changes from time to time as may be mutually agreed upon by Buyer and Seller, (B) the Companies’ allocable share of any reasonable out-of-pocket costs for products or services purchased or procured and paid for by Buyer or its Subsidiaries or Affiliates from third parties for the benefit of the Companies but only to the extent purchased or procured and paid for in connection with the operation of the Verde Business (e.g., Buyer or its Affiliate may purchase insurance for all operating Subsidiaries, and allocate a reasonable portion of the cost thereof to the Companies) and (C) the provision of energy supply by Spark Energy, LLC, with respect to electricity, and Spark Energy Gas, LLC, with respect to natural gas, each of which are Affiliates of Buyer, provided, that with respect to the services described in this clause (C), the costs for such products or services shall be equal to or less than the energy supply and other fees and rates that Seller incurred for energy supply immediately prior to the Closing pursuant to the Energy Supply Agreements as described on the Integration Framework. The definitions of Adjusted EBITDA and EBITDA shall exclude earnings (or losses) which are directly attributable to acquisitions of entities or books of business acquired by or with funding supplied by Buyer or its affiliates. In calculating Adjusted EBITDA, the amount of any Losses that are indemnified by the Seller, and any Losses that are excluded from indemnification by Seller as subject to the deductible under Section 10.3(b), or are subject to caps under Section 10.3(c), shall be excluded (i.e. added back) in calculating Adjusted EBITDA but only to the extent such Losses would otherwise reduce Adjusted EBITDA during the Earnout Period. Additionally, no Loss shall be included in the calculation of Adjusted EBITDA to the extent such Loss has been taken into account in calculating Closing Date Working Capital. Adjusted EBITDA shall also be increased by the amount of any credits provided to the Companies pursuant to Lead Generation Opportunities as specified in Section 2.6(h).
“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning given to it in the preamble.
“Amended and Restated Employment Agreements” has the meaning set forth in Section 8.2(f).
“Base Consideration” has the meaning set forth in Section 6.10(h).
“Base Consideration Allocation Schedule” has the meaning set forth in Section 6.10(h).
“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of Delaware are authorized or obligated to be closed by applicable Laws.

Exhibit A, Page 1

“Buyer” has the meaning given to it in the preamble to this Agreement.
“Buyer Benefit Plans” has the meaning set forth in Section 6.15(b).
“Buyer Deductible” has the meaning set forth in Section 10.3(b)(ii).
“Buyer Disclosure Schedules” means the disclosure schedules to this Agreement prepared by Buyer and delivered to Seller on the Execution Date.
“Buyer Fundamental Representations” has the meaning set forth in Section 7.3(a).
“Buyer Indemnitees” has the meaning set forth in Section 10.1.
“Buyer Material Adverse Effect” means any Event that, individually or in the aggregate, is or would reasonably be expected to materially and adversely affect (i) Buyer’s ability to consummate the transactions contemplated in this Agreement or satisfy any of its other obligations under this Agreement or the other Transaction Documents, or (ii) Guarantor’s ability to satisfy its obligations under this Agreement.
“Buyer Note” has the meaning set forth in Section 2.2.
“Cash Consideration” has the meaning set forth in Section 2.2.
“Change of Control Payment” means (a) any bonus, severance or other payment or other form of compensation that is created, accelerated, accrues or becomes payable by Seller or any Company to any present or former director, owner, manager, member, employee or consultant thereof, including pursuant to any benefit plan or any other contract, including any Taxes due from any Company payable on or triggered by any such payment, or (b) Seller’s share of any termination, cancellation or breakage fees due and owing to Shell as a result of the termination by the Companies, the Seller or Shell of the Energy Supply Agreements either prior to the execution of this Agreement; or Shell in the event of change of control of the Seller or the Companies, in each case of (a), (b) and (c), as a result of, or in connection with, the consummation of the transactions contemplated hereunder and in the Transaction Documents.
“Change of Control Transaction” means any transaction or series of transactions which results or would result in any Person or group of affiliated Persons other than W. Keith Maxwell III and his Affiliates (i) owning, or having the right to vote, more than 40% of the common stock and other voting securities of Guarantor or (ii) having the ability to direct of cause the direction of the management or policies of Guarantor.
“Claim” has the meaning set forth in Section 10.4(a).
“Claim Notice” has the meaning set forth in Section 10.4(a).
“Closing” has the meaning set forth in Section 8.1.
“Closing Date” has the meaning set forth in Section 8.1.

Exhibit A, Page 2

“Closing Date Working Capital” has the meaning set forth in Section 2.5(a).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” or “Companies” has the meaning given to it in the preamble to this Agreement.
“Company Continuing Employee” has the meaning set forth in Section 6.15(a).
“Company Disclosure Schedules” means the disclosure schedules to this Agreement prepared by Seller pertaining to the Companies and delivered to Buyer on the Execution Date.
“Company Interests” has the meaning given to it in the Recitals to this Agreement.
“Company Material Adverse Effect” means any Event that, individually or in the aggregate, is or would reasonably be expected to materially and adversely affect the assets, liabilities, business, condition (financial or otherwise), operations or properties of the Companies, taken as a whole; provided that, in determining whether a Company Material Adverse Effect has occurred, any change, Event or development relating to the following shall be excluded: (i) any change or effect resulting from conditions or developments in the economy, industry, financial markets, interest rates, securities markets, commodity and trading markets, credit markets or fuel markets generally applicable to the Verde Business, including (A) any change or effect generally affecting the electric or natural gas industries as a whole, (B) any increases in the costs of commodities or supplies or decreases in the price of electricity or natural gas, including but not limited to the cost and supply of electricity from renewable generation sources and (C) any change or effect resulting from changes in wholesale or retail markets for electric power or natural gas (including changes in the cost of fuels or the pricing of electrical power generally or renewable sources of electricity specifically or the price of natural gas), (ii) any change or effect resulting from (A) any conditions or developments in any local or regional transmission system, distribution system, independent system operator or transmission organization or (B) any action or inaction by any Governmental Authority with respect to any local or regional transmission operator, independent system operator or retail access in the regions in which the Companies operate, (iii) any change or effect resulting from changes in accounting rules or principles (or any interpretations thereof), including changes in U.S. GAAP, (iv) any change or effect resulting from changes in any Laws (including environmental Laws and Laws specifically applicable to retail commodity companies) that apply generally to the Companies, or any changes in the enforcement thereof, (v) any change or effect resulting from legal, regulatory or political conditions generally or in any specific region, including any change or effect resulting from or associated with acts of war or terrorism or changes imposed by a Governmental Authority to address concerns associated with war or terrorism, (vi) any order of or action by any Governmental Authority applicable to providers of generation, transmission, or distribution of electricity generally, or to retail electric providers in the regions in which the Companies operate, that, in any such case, imposes restrictions, regulations, or other requirements, (vii) any change or effect resulting from any hurricane or severe weather, (viii) any change or effect resulting from the announcement of the execution of this Agreement (or the other Transaction Documents), or the pendency of or consummation of the transactions contemplated hereby and thereby, or the identity of Buyer, or consummation of the transactions contemplated hereby, including (A) any actions of competitors or customers, (B) any actions taken by or losses of employees, (C) any delays or cancellations of

Exhibit A, Page 3

orders for product or services, (ix) any change or effect resulting from any actions to be taken at the request of Buyer or pursuant to or in accordance with this Agreement, (x) any change or effect that is cured (including by the payment of money) before the earlier of the Closing and the termination of this Agreement pursuant to Article IX; and (xi) any matter for which the Buyer Indemnitees would be indemnified hereunder pursuant to Article X hereof to the extent of such indemnification; provided further that any change, Event or development in the foregoing subsections (i), (ii), (iv), (v) and (vi) shall not be excluded for purposes of determining whether a Company Material Adverse Effect has occurred to the extent that it results from any order or action by any Governmental Authority that is specifically applicable to retail electric providers in any state where the Companies operate.
“Confidentiality Agreement” means the Confidentiality Agreement, effective as of October 21, 2015, between NuDevco Partners Holdings, LLC, an Affiliate of Buyer, and Seller, as the same has been adopted and extended pursuant to the Letter of Intent between the Guarantor and Seller dated as of March 2, 2017.
“Contract” means any agreements (written or oral), commitments, leases, licenses, notes, evidences of indebtedness, mortgages, security agreements, bonds, or other instruments, obligations or binding arrangements or understandings of any kind or character, whether oral or in writing.
“Control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of Voting Interests, by contract or otherwise, and the terms “Controlling” and “Controlled” have correlative meanings.
“Creditors’ Rights” has the meaning set forth in Section 3.2(b).
“Current Assets” means the assets of the Companies, on a consolidated basis, which would be classified as “current assets” under GAAP, as applied by the Seller and the Companies in the preparation of the Financial Statements. Current Assets shall not include revenues from any Hedges.
“Current Liabilities” means liabilities of the Companies, on a consolidated basis, which would be classified as “current liabilities” under GAAP.
“Data Room” means the electronic data site established by ShareFile on behalf of Seller.
“De Minimis Claim” has the meaning set forth in Section 10.3(a).
“Default Rate” means twelve percent (12%) per annum.
“Direct Subsidiary” or “Direct Subsidiaries” has the meaning set forth in the preamble to this Agreement.
“Disclosure Schedule” means (i) with respect to Seller, the Seller Disclosure Schedules and the Company Disclosure Schedules, (ii) with respect to Buyer, the Buyer Disclosure Schedules.
“Earnout Calculation Statement” has the meaning set forth in Section 2.6(b).

Exhibit A, Page 4

“Earnout Objection Notice” has the meaning set forth in Section 2.6(c).
“Earnout Objection Period” has the meaning set forth in Section 2.6(c).
“Earnout Payments” has the meaning set forth in Section 2.6(a).
“Earnout Period” or “Earnout Periods” has the meaning set forth in Section 2.6(a).
“EBITDA” means earnings (or losses) defined as “net income or (net losses)” under GAAP, before interest and taxes, and excluding depreciation and amortization, as each component is calculated in accordance with GAAP, but subject to the exclusion, if and to the extent applicable, of any earnings (or losses) of any or all of the Companies which are reasonably attributable directly to any new acquisitions of Persons or books of business acquired by, or with funding supplied by, Buyer and consolidated with the Verde Business.
“Effective Time” means 11:59:59 p.m. eastern prevailing time on the last day of the calendar month in which the Closing Date occurs.
“Energy Solutions” has the meaning given to it in the preamble to this Agreement.
“Energy Supply Agreements” mean the energy supply, security agreements, and auxiliary agreements, each as amended and then in force and effect, between and among Seller, on behalf of and joined in by any of the Companies, and Shell with respect to the energy supply and related services for any of the Companies as set forth on Schedule 4.10.
“Energy Supply Termination Agreement” has the meaning set forth in Section 6.7(b).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to section 4001(a)(14) of ERISA.
“Escrow Account” has the meaning set forth in Section 2.7(a).
“Escrow Agent” has the meaning set forth in Section 2.7(a).
“Escrow Agreement” has the meaning set forth in Section 2.7(a).
“Escrow Amount” means seven million and No/100s Dollars ($7,000,000.00) to be funded in 18 installment payments as specified in the Buyer Note.
“Estimated Closing Statement” means the statement setting forth the Estimated Working Capital, calculated in accordance with the Example Calculation of Working Capital in Schedule 2.4(a).

Exhibit A, Page 5

“Estimated Working Capital” has the meaning set forth in Section 2.4(a).
“Event” means any event, change, development, effect, condition, matter, occurrence or state of facts.
“Execution Date” has the meaning given to it in the preamble to this Agreement.
“Exchange Act ” means the Securities Exchange Act of 1934, as amended.
“Expiration Date” has the meaning set forth in Section 10.3(d)(i).
“FERC” means the Federal Energy Regulatory Commission.
“Final Closing Statement” has the meaning set forth in Section 2.5(d).
“Final Deficiency” has the meaning set forth in Section 2.5(e).
“Final Surplus” has the meaning set forth in Section 2.5(f).
“First Earnout Period” has the meaning set forth in Section 2.6(a).
“Fundamental Expiration Date” has the meaning set forth in Section 10.3(d)(i).
“GAAP” means United States generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the U.S. accounting profession), which are applicable to the circumstances as of the date of determination, consistently applied.
“Governmental Approval” means all material notices, reports, filings, approvals, orders, authorizations, consents, licenses, permits, qualifications or registrations or waivers of any of the foregoing, required to be obtained from or made with, or any notice, statement or other communications required to be filed with or delivered to, any Governmental Authority.
“Governmental Authority” means any executive, legislative, judicial, regulatory or administrative agency, body, commission, department, board, court, tribunal, arbitrating body or authority of the United States or any foreign country, or any state, local or other governmental subdivision thereof.
“Guarantor” has the meaning set forth in the preamble to this Agreement.
“Guaranty” has the meaning set forth in Section 12.11.
“Hedges” means any swap, option, swaption, hedge, collar, futures or similar Contract involving natural gas or electric power, or any other commodities trading Contract.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Exhibit A, Page 6

“Indebtedness” means, without duplication, all indebtedness, liabilities and obligations, now existing or hereafter arising, for money borrowed by a Person (including accrued and unpaid interest) or the incurrence of an obligation resulting in a monetary liability or obligation, or any contingent liability for or guaranty by a Person of any obligation of any other Person (including the pledge of any collateral or grant of any security interest by a Person in any property as security for any such liability, guaranty or obligation) whether or not any note, indenture, guaranty, bond, debenture, loan agreement or other similar instruments. For the avoidance of doubt, Indebtedness shall not include trade payables or any other amount included in Current Liabilities.
“Indemnified Litigation Claims” means the indemnified litigation claims specified in Schedule 4.6.
“Indemnified Party” has the meaning set forth in Section 10.3(e).
“Indemnifying Party” has the meaning set forth in Section 10.3(a).
“Indemnitee” means, individually and as a group, the Buyer Indemnitees or the Seller Indemnitees, who are seeking indemnification in accordance with the terms of this Agreement, as applicable.
“Independent Accountant” means an independent nationally recognized United States based accounting firm that does not have an existing relationship with either of the Parties as is mutually agreed upon by Buyer and Seller, together with any experts such firm may require in order to settle a particular dispute.
“Indeterminate Loss Amounts” means the amount agreed to in writing by the senior management of Buyer and Seller in good faith from time to time prior to the eighteen month anniversary of the Closing that represents Losses that the Buyer may incur related to Indemnified Litigation Claims, Tax Claims and other Claims under Article X, but which have not yet been occurred. Indeterminate Loss Amounts shall become Losses when the relevant Claim is finally resolved and appropriate adjustment shall be made for any difference between the Indeterminate Loss Amount and the actual Loss.
“Insurance Policies” has the meaning set forth in Section 4.20.
“Interest” or “Interests” means (i) capital stock, common units, member or limited liability company interests, partnership interests, other equity interests, rights to profits or revenue and any other similar interest, (ii) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing and (iii) any right (contingent or otherwise) to acquire any of the foregoing.
“Knowledge” means (i) with respect to Seller, the actual knowledge of Lance Lundberg, Thomas FitzGerald or Tony Menchaca, and (ii) with respect to Buyer, the actual knowledge of Nathan Kroeker, Robert Lane or Gil Melman.

Exhibit A, Page 7

“Law” means any law, statute, code, ordinance, order, rule, rule of common law, regulation, judgment, decree, injunction, franchise, permit, certificate, license or authorization of any Governmental Authority. Such Laws include, without limitation, the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the CAN-SPAM Act and other federal, state and local laws (including state deceptive trade practices acts), and ordinances governing the marketing of services or products by outbound or inbound telephone, text messages, e-mail or direct mail, marketing, promotion and/or sales of goods or services.
“Lead Generation Opportunities” has the meaning set forth in Section 2.6(h).
“Leases” has the meaning set forth in Section 4.8.
“Lien” means (i) any mortgage, security interest, deed of trust, pledge, hypothecation, assignment, charge or other encumbrance, lien (statutory or otherwise), right or preferential arrangement of any kind or nature whatsoever in respect of any property or assets (including those created by, arising under or evidenced by any conditional sale or other title retention agreement, the interest of a lessor under a capital lease, any financing lease having substantially the same economic effect as any of the foregoing, or the filing of any financing statement naming any Verde Party or its Subsidiaries, under the Uniform Commercial Code or any comparable law) or other similar property interest or encumbrance in respect of any property or asset, and (ii) any easements, rights-of-way, restrictions, restrictive covenants, rights, leases and other encumbrances on the title to real or personal property (whether or not of record).
“Losses” has the meaning set forth in Section 10.1.
“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.
“Multiple Employer Plan” means a plan described in Section 4063(a) of ERISA.
“Non-Competition Agreements” has the meaning set forth in Section 8.2(e).
“Non-Party Affiliates” has the meaning set forth in Section 6.19.
“Objection Notice” has the meaning set forth in Section 2.5(b).
“Objection Period” has the meaning set forth in Section 2.5(b).
“Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement, stockholders’ agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto.
“Party” or “Parties” has the meaning given to it in the preamble to this Agreement.

Exhibit A, Page 8

“Permits” means all permits, approvals, consents, licenses, franchises, exemptions and other authorizations, consents and approvals of or from Governmental Authorities.
“Permitted Liens” means, with respect to any Person, (a) statutory Liens for current Taxes applicable to the assets or business of such Person or assessments not yet delinquent or the amount or validity of which is being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairmens’, landlords’ and other similar Liens arising or incurred in the ordinary course of business of such Person relating to obligations as to which there is no default on the part of such Person or the amount or validity of which is being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (c) Liens as may have arisen in the ordinary course of business of such Person, none of which are material to the ownership, use or operation of the assets of such Person and which relate to amounts not yet delinquent; (d) statutory Liens for obligations that are not delinquent or the amount or validity of which is being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (e) zoning and building laws, ordinances and regulations, that do not materially interfere with the use and operation of the assets of such Person in the ordinary course of business, (f) Liens granted to utilities to secure tariff-based purchase of receivables programs and not in connection with the borrowing of money, (g) any Liens with respect to assets of such Person, which, together with all other Permitted Liens, do not materially detract from the value of such Person or materially interfere with the present use of the assets owned by such Person or the conduct of the business of such Person, and (h) Liens under the Energy Supply Agreements, all of which shall be terminated at Closing pursuant to the Energy Supply Termination Agreement.
“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any Governmental Authority.
“Post-Closing Date Tax Period” means (a) any Tax period beginning after the Closing Date and (b) the portion of any Straddle Period beginning after the Closing Date.
“Pre-Closing Date Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) the portion of any Straddle Period ending on and including the Closing Date.
“Preliminary Closing Statement” has the meaning set forth in Section 2.5(a).
“Proceeding” means any action, suit, arbitration proceeding, administrative or regulatory investigation, review, audit, proceeding, citation, summons or subpoena of any nature (civil, criminal, regulatory or otherwise) in law or in equity.
“Quarterly Earnout Calculation Statement” has the meaning set forth in Section 2.6(b).
“RCE” shall mean a residential customer equivalent, referring to a natural gas customer with a standard consumption of 100 MMBtus per year or an electricity customer with a standard

Exhibit A, Page 9

consumption of 10 MWhs per year. For the purposes of calculating the Earnout, annual consumption will be determined using each individual customer’s 12-month historical, weather-normalized data based on historical data from utilities and with mutually agreeable weather-normalization adjustments.
“Reasonable Efforts” means with respect to a given goal, the efforts that a reasonable person in the position of the promisor would use so as to achieve that goal as expeditiously as possible, provided, however, that an obligation to use Reasonable Efforts under this Agreement does not require the promisor to take any actions that would, individually or in the aggregate, cause the promisor to incur costs, or suffer any other detriment, out of reasonable proportion to the benefits to the promisor under this Agreement.
“Records” means the books (including books of accounting and minute books), records and files, including Contracts and any and all Tax, financial, human resources, and other information of the Companies.
“Registered Intellectual Property” has the meaning set forth in Section 4.12.
“Replaced Credit Support” has the meaning set forth in Section 6.18(b).
“Replacement Energy Supply Arrangements” has the meaning set forth in Section 5.10.
“Representatives” means, with respect to any Person, any and all directors, officers, managers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Required Approval” has the meaning set forth in Section 6.2(c).
“Responsible Officer” means, with respect to any Person, any vice-president or more senior officer of such Person.
“SEC” has the meaning set forth in Section 6.14.
“Second Earnout Period” has the meaning set forth in Section 2.6(a).
“Second Earnout Period Target” has the meaning set forth in Section 2.6(a).
“Securities Act” means the Securities Act of 1933, as amended.
“Seller” has the meaning set forth in the preamble to this Agreement.
“Seller Deductible” has the meaning set forth in Section 10.3(b)(i).
“Seller Disclosure Schedules” means the disclosure schedules to this Agreement prepared by Seller pertaining to Seller and delivered to Buyer on the Execution Date.
“Seller Fundamental Representations” has the meaning set forth in Section 7.2(a).

Exhibit A, Page 10

“Seller Indemnitees” has the meaning set forth in Section 10.2.
“Seller Material Adverse Effect” means any Event that, individually or in the aggregate, is or would reasonably be expected to adversely affect Seller’s ability to consummate the transactions contemplated in this Agreement or satisfy any of its other obligations under this Agreement or the other Transaction Documents.
“Seller Risk Policies” has the meaning set forth in Section 2.6(g).
“Shell” means either or both of Shell Energy and Shell Trading, unless the entity is specifically specified otherwise.
“Shell Credit Support Obligations” means each of the credit support obligations relating to the Energy Supply Agreements.
“Shell Energy” means Shell Energy North America (US), L.P.
“Shell Trading” means Shell Trading Risk Management, LLC.
“Straddle Period” has the meaning set forth in Section 6.10(c).
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which a majority of the Voting Interests are at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.
“Tax” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, escheat, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.
“Tax Claims” has the meaning set forth in Section 2.7(a).
“Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any related or supporting information or schedules) supplied or required to be supplied to any taxing authority or any Person with respect to Taxes and including any supplement or amendment thereof.
“Termination Date” has the meaning set forth in Section 9.1(c).
“Transaction Documents” means this Agreement, the Buyer Note, the Verde Interests and Trademark Assignment, the Non-Competition Agreements, the Energy Supply Termination Agreement, the Confidentiality Agreement, the Escrow Agreement, the Amended and Restated Employment Agreements, and the other agreements, instruments, documents and certificates contemplated hereby and thereby.

Exhibit A, Page 11

“Transfer Taxes” has the meaning set forth in Section 6.10(a).
“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.
“Verde Acquisition Transaction” has the meaning set forth in Section 6.9.
“Verde Assets” means the following assets and properties owned or leased by or on behalf of the Companies:
(i)    all tangible personal property of every kind and nature that is used primarily in the ownership and operation of the Verde Business, including furniture, supplies, inventory, materials and other fixtures, improvements and appurtenances thereto, wherever located at and used or necessary in the operation of the Verde Business (collectively, the “Verde Personal Property”);
(ii)    all benefits and rights under permits, licenses, certificates, orders, approvals, authorizations, grants, consents, concessions, waivers, registrations, warrants, franchises and similar rights and privileges that are granted by a Governmental Authority and are necessary for, or are used or held for use primarily for or in connection with, the ownership and operation of the Verde Business and the Verde Personal Property, including the Permits;
(iii)    all prepaid rent, lease and security deposits;
(iv)    all warranties, representations and guarantees made by suppliers, manufacturers and contractors covering the Verde Business and Contracts;
(v)    all benefits and rights under the Contracts;
(vi)    all rights and benefits of the following, in each case relating primarily to the Verde Business: (A) all purchase orders, invoices, storage or warehouse receipts, certificates of title and documents, and (B) all keys, lock combinations, computer access codes and other devices or information necessary to gain entry to or take possession of the assets used or useful in connection with the Verde Business;
(vii)    copies or originals of all tangible, digital or electronic Contracts, operating, performance, warranty, accounting, and other data, files, documents, instruments, notes, correspondence, equipment, procedures and records, historical data, sales and purchase records, materials relating to suppliers, vendors and other service Verdes, papers, ledgers, journals, reports, books, records, plans, and studies which relate primarily to the Verde Business or which are used or held for use primarily in connection with, the ownership and operation of the Verde Business; provided, however, such material shall not include (A) any proprietary data that is not primarily used in connection with the continued ownership or operations of the Verde Business, (B) any information subject to third Person confidentiality agreements for which a consent or waiver cannot be secured after Reasonable Efforts with no obligation to spend money, or (C) any information which, if disclosed, would violate an attorney-client privilege or would constitute a waiver of rights as to attorney work product or attorney-client privileged communications, unless such information is needed for operation of the Verde Business, and the Parties enter a mutually agreeable joint defense agreement related thereto; and
(viii)    the benefits in and rights to enforce all claims, causes of action, indemnities, rights of recovery, rights of set off, rights of recoupment, warranties, covenants, guarantees, and all suretyship agreements (and all proceeds from any of the foregoing) to the extent relating to the Verde Business.

Exhibit A, Page 12

(ix)    all cash, accounts receivable and inventory of the Companies.
“Verde Audited Financial Statements” has the meaning set forth in Section 4.3(a).
“Verde Benefit Plans” has the meaning set forth in Section 4.14(a)(ii).
“Verde Business” means the Companies’ business of retail, residential, commercial and industrial sales of electrical power and natural gas as it is being operated as of the date of this Agreement.
“Verde Commodities” has the meaning given to it in the preamble to this Agreement.
“Verde Connecticut” has the meaning given to it in the preamble to this Agreement.
“Verde Contracts” has the meaning set forth in Section 4.9(b).
“Verde DC” has the meaning given to it in the preamble to this Agreement.
“Verde Financial Statements” has the meaning set forth in Section 4.3(a)
“Verde Illinois” has the meaning given to it in the preamble to this Agreement.
“Verde Inc.” has the meaning given to it in the preamble to this Agreement.
“Verde Interests and Trademark Assignment” has the meaning set forth in Section 8.2(a).
“Verde Maryland” has the meaning given to it in the preamble to this Agreement.
“Verde Massachusetts” has the meaning given to it in the preamble to this Agreement.
“Verde New Jersey” has the meaning given to it in the preamble to this Agreement.
“Verde New York” has the meaning given to it in the preamble to this Agreement.
“Verde Ohio” has the meaning given to it in the preamble to this Agreement.
“Verde Party” or “Verde Parties” means the Seller and the Companies, collectively.
“Verde Parties’ Senior Management” has the meaning set forth in Section 2.6(g).
“Verde Pennsylvania” has the meaning given to it in the preamble to this Agreement.
“Verde Personal Property” has the meaning set forth in Exhibit A under the definition “Verde Assets.”
“Verde Texas” has the meaning given to it in the preamble to this Agreement.
“Verde Texas Holdings” has the meaning given to it in the preamble to this Agreement.

Exhibit A, Page 13

“Verde Trading” has the meaning given to it in the preamble to this Agreement.
“Verde Unaudited Interim Financial Statements” has the meaning set forth in Section 4.3(a).
“Voting Interests” of any Person as of any date means the equity interests of such Person pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, general partners or trustees of such Person (regardless of whether, at the time, equity interests of any other class or classes shall have, or might have, voting power by reason of the occurrence of any contingency) or, with respect to a partnership (whether general or limited), any general partner interest in such partnership.
“willful and intentional” has the meaning set forth in the last sentence of Section 9.2.
“Working Capital” means the difference between the Companies’ consolidated Current Assets and Current Liabilities, calculated in accordance with the example of such calculations set forth in Schedule 2.4 attached hereto.

Exhibit A, Page 14

SCHEDULE 2.6(a)

EXAMPLE CALCULATION OF THE EARNOUT PAYMENT

First Earnout Period
Adjusted EBITDA for the twelve full calendar months following closing:    $22,000,000.00
Actual RCE count as of the last day of the First Earnout Period    155,000
100% of Adjusted EBITDA in excess of $14,000,000.00    $8,000,000.00
Less $110.00 * (160,000 – 155,000)    $550,000.00
First Earnout Period Payment    $7,450,000.00

Second Earnout Period
Adjusted EBITDA for the six full calendar months following the First Earnout Period:    $12,500,000.00
Actual RCE count as of the last day of the First Earnout Period    165,000
100% of Adjusted EBITDA in excess of $6,000,000.00    $6,500,000.00
Less $110.00 * (165,000 – 165,000)    $0.00
$10.00 * (10,000 new customers acquired by Buyer or its Affiliates through the Lead Generation Opportunities from the Closing until the end of the Earnout Periods    $100,000.00
Second Earnout Period Payment    $6,600,000.00

Total Earnout Payments    $14,050,000.00

Schedule 2.6(a) – Page 1